                 SUBJECT TO COMPLETION. DATED OCTOBER 18, 2000.
THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THIS PRELIMINARY PROSPECTUS IS NOT AN OFFER TO SELL NOR DOES IT SEEK AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

                                               Filed Pursuant to Rule 424(b)(3)
                                               Registration No. 333-44328

          Prospectus Supplement to Prospectus dated September 1, 2000.

                               30,000,000 Shares

                                     [LOGO]

                              CORNING INCORPORATED
                                  Common Stock
                                 -------------

    Our common stock is listed on the New York Stock Exchange under the symbol "GLW". The last reported sale price for our common stock on October 17, 2000 was $97.00 per share.

    Concurrently with this offering, we are also conducting a separate public
offering of $     million in aggregate principal amount at maturity of our zero
coupon convertible debentures due November   , 2015. Neither the completion of
the convertible debentures offering nor the completion of this common stock offering is contingent upon the other.

    SEE "RISK FACTORS" BEGINNING ON S-7 TO READ ABOUT CERTAIN FACTORS YOU SHOULD CONSIDER BEFORE BUYING SHARES OF OUR COMMON STOCK.
                               ------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                               ------------------

                                                              Per Share       Total
                                                              ---------       -----
Initial price to public.....................................  $           $
Underwriting discount.......................................  $           $
Proceeds, before expenses, to Corning.......................  $           $

    To the extent that the underwriters sell more than 30,000,000 shares of common stock, the underwriters have the option to purchase up to an additional 4,500,000 shares from Corning at the initial price to public less the underwriting discount.

                               ------------------

    The underwriters expect to deliver the shares against payment in New York,
New York on November   , 2000.

GOLDMAN, SACHS & CO.

           BANC OF AMERICA SECURITIES LLC

                       J.P. MORGAN & CO.

                                  SALOMON SMITH BARNEY

                                              WIT SOUNDVIEW

                                                         CHASE H&Q
                               ------------------

                Prospectus Supplement dated             , 2000.

                               TABLE OF CONTENTS

             PROSPECTUS SUPPLEMENT
                                            PAGE
                                        --------
Forward-Looking Statements.                  S-2
Prospectus Supplement Summary.               S-3
Risk Factors.                                S-7
Use of Proceeds.                            S-11
Price Range of Common Stock.                S-12
Dividend Policy.                            S-12
Capitalization.                             S-13
Selected Consolidated Financial Data.       S-14
United States Tax Consequences to
Non-U.S. Holders of Common Stock.           S-18
Underwriting.                               S-21
Validity of Securities.                     S-22
Experts.                                    S-23
Where You Can Find More Information.        S-24
                   PROSPECTUS
                                          PAGE
                                          ----


Corning Incorporated..................       2

Corning Finance B.V...................       2

Use of Proceeds.......................       3

Securities We May Issue...............       3

Ratios of Earnings to Fixed Charges
  and Ratios of Earnings to Combined
  Fixed Charges Including Preferred
  Stock Dividends.....................       4

Selected Consolidated Financial
  Data................................       5

Description of Debt Securities and
  Guarantees..........................       9

Description of Warrants...............      26

Description of Preferred Stock........      31

Description of Depositary Shares......      34

Description of Common Stock...........      37

Plan of Distribution..................      40

Validity of Securities................      40

Experts...............................      40

Where You Can Find More Information...      41

                           FORWARD-LOOKING STATEMENTS

    The statements in this prospectus supplement and the accompanying prospectus that are not historical facts are forward-looking statements. These forward-looking statements involve risks and uncertainties that may cause the outcome to be materially different. There are risks and uncertainties in addition to those detailed in this prospectus supplement, the accompanying prospectus and the documents that we incorporate by reference. These risks and uncertainties include the following:

    - global economic conditions;

    - currency fluctuations;

    - product demand and industry capacity;

    - competitive products and pricing;

    - manufacturing efficiencies;

    - cost reductions;

    - availability and costs of critical materials;

    - new product development and commercialization;

    - manufacturing capacity;

    - facility expansions and new plant start-up costs;

    - the effect of regulatory and legal developments;

    - capital resource and cash flow activities;

    - capital spending;

    - equity company activities;

    - interest costs;

    - acquisition and divestiture activities;

    - the rate of technology change; and

    - the ability to enforce patents.

                         PROSPECTUS SUPPLEMENT SUMMARY

    THIS SUMMARY CONTAINS A GENERAL SUMMARY OF THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT. INVESTORS SHOULD CAREFULLY CONSIDER THE INFORMATION SET FORTH UNDER "RISK FACTORS" IN THIS PROSPECTUS SUPPLEMENT. UNLESS OTHERWISE INDICATED, ALL INFORMATION IN THIS PROSPECTUS SUPPLEMENT ASSUMES THAT THE UNDERWRITERS WILL NOT EXERCISE THEIR OVER-ALLOTMENT OPTION.

                              CORNING INCORPORATED

OUR COMPANY

    We trace our origins to a glass business established in 1851. Our present corporation was incorporated in the State of New York in December 1936, and our name was changed from Corning Glass Works to Corning Incorporated on April 28, 1989. Today, we are an international corporation competing in three broadly defined operating segments: Telecommunications, Advanced Materials and Information Display. Our business strategy is to focus on attractive global markets in which our leadership in materials and process technology will allow us to achieve and sustain competitive advantage and superior growth over time.

    TELECOMMUNICATIONS. Our Telecommunications segment produces optical fiber and cable, optical hardware and equipment and photonics components used in the worldwide telecommunications industry. We offer a wide selection of fibers for use in long-haul, utility, submarine, local exchange, cable TV and premises applications. We provide a substantial portion of the world's optical fiber, including LEAF-Registered Trademark- optical fiber, a technologically advanced high-speed, high-data-rate fiber.

    Corning Cable Systems manufactures fiber-optic cable and network hardware that is deployed throughout the world.

    Our Photonics Technologies business provides products that maximize the capacity, flexibility, performance and reliability of communications networks worldwide. Our photonics products boost, combine, separate and connect optical signals transmitted over fiber-optic telecommunications networks. We are a leading supplier of optical amplifiers and were among the first to offer an innovative multiplexer module that allows optical signals to be added or dropped as they travel through a communications network.

    Our photonics products, primarily intended to enable the use of dense wavelength division multiplexing technology, include cutting-edge PureGain-TM-EDFA modules, PureGain-TM- DCM-Registered Trademark- modules and PurePass-TM-optical routing modules.

    We also offer MultiClad-Registered Trademark- couplers, variable optical attenuators, micro-optic filters and PureMode-TM- engineered fibers. Our optical networking products operate in terrestrial and submarine networks worldwide, and are designed to withstand a wide array of mechanical and environmental conditions. We are recognized as an industry leader, providing low-cost, innovative fiber and photonic network solutions. Our test facilities assure the performance and reliability of our photonics products at both the component and system levels.

    ADVANCED MATERIALS. Our Advanced Materials segment, which manufactures environmental products, science products, semiconductor materials, optical and lighting products and glass ceramic cooktops, has been a mainstay of our growth for decades.

    Our cellular ceramic products are component parts of catalytic converters on cars, trucks and buses worldwide. Virtually every vehicle manufacturer around the world demands new products that reduce emissions, as mandated by global clean-air legislation. Recently introduced advanced cellular ceramic products are expected to enable vehicle manufacturers to achieve substantially reduced emissions over the next decade. Similar technologies are used to reduce emissions from stationary power plants.

    New products from our Life Sciences business, which include polymer microplates and which stem from our expertise in complex polymers, surface chemistry and molecular biology, are useful in pharmaceutical and genomic research. Our advanced microplates allow for more efficient drug testing.

    Our fused silica products enable semiconductor manufacturers to use microlithography techniques to achieve the miniaturization that is required for the manufacture and processing of chips for computer applications.

    INFORMATION DISPLAY. Our Information Display segment manufactures glass panels and funnels for televisions and cathode-ray tubes; projection video lens assemblies; and liquid crystal display glass for flat panel displays. We are a leading supplier of flat glass used in active matrix liquid crystal displays for notebook computer screens, desktop monitors, digital cameras, personal digital assistants and automotive displays. Ultra-thin, precision-surface glass enables customers to create faster, larger and less expensive liquid crystal displays with higher resolution.

    Our lens assemblies, which are used widely in projection television systems, are being adapted to meet emerging requirements in digital and high-definition systems for entertainment, as well as commercial applications. Our traditional, more mature television glass business concentrates on glass face plates, panels, and funnels used to make color picture tubes.

SEGMENT FINANCIAL DATA

    In the first quarter of 2000, we changed the performance measurement of our operating segments to a new metric, pro forma earnings, which we define as net income excluding amortization of purchased intangibles and goodwill, purchased in-process research and development costs, one-time acquistion costs, discontinued operations and other non-recurring items. This measure is not in accordance with United States generally accepted accounting principles and may not be consistent with measures used by other companies. The segments' results presented below have been restated to conform to the new measure.

    We prepared the financial results for our three operating segments on a basis that is consistent with the manner in which our management internally disaggregates financial information to assist in making internal operating decisions. We have allocated some common expenses among segments differently than we would for stand-alone financial information prepared in accordance with United States generally accepted accounting principles.

    Note 1 to the consolidated financial statements contained in our quarterly report on Form 10-Q for the period ended June 30, 2000, incorporated by reference in this prospectus supplement, includes a reconciliation of segment results to our net income.

    The following tables set forth financial data for our three operating segments for the years ended December 31, 1999, 1998 and 1997 and the six months ended June 30, 2000 and 1999. These amounts do not include revenues, expenses and equity earnings not specifically identifiable to the segments.

                                                          YEAR ENDED DECEMBER 31,
                                      ---------------------------------------------------------------
                                                NET SALES                    SEGMENT NET INCOME
                                      ------------------------------   ------------------------------
OPERATING SEGMENT FINANCIAL DATA        1999       1998       1997       1999       1998       1997
--------------------------------      --------   --------   --------   --------   --------   --------
                                                               (IN MILLIONS)
Telecommunications..................  $2,958.2   $2,139.6   $2,109.7    $310.7     $250.0     $336.3
Advanced Materials..................   1,053.9    1,020.1    1,030.4     112.6       93.8      103.6
Information Display.................     701.2      644.7      664.2     102.7       56.5        7.1
                                      --------   --------   --------    ------     ------     ------
    Total Segments..................  $4,713.3   $3,804.4   $3,804.3    $526.0     $400.3     $447.0
                                      ========   ========   ========    ======     ======     ======

                                                                 SIX MONTHS ENDED JUNE 30,
                                                -----------------------------------------------------------
                                                        NET SALES                    SEGMENT NET INCOME
                                                -------------------------         -------------------------
OPERATING SEGMENT FINANCIAL DATA                  2000             1999             2000             1999
--------------------------------                --------         --------         --------         --------
                                                                       (IN MILLIONS)
Telecommunications............................  $2,175.6         $1,285.8          $282.0           $135.4
Advanced Materials............................     536.3            516.8            57.6             55.7
Information Display...........................     403.5            311.7           101.4             47.1
                                                --------         --------          ------           ------
    Total Segments............................  $3,115.4         $2,114.3          $441.0           $238.2
                                                ========         ========          ======           ======

                              RECENT DEVELOPMENTS

THIRD QUARTER AND FULL YEAR EARNINGS

    We expect to report third-quarter pro forma earnings in the range of $0.34 to $0.35 per share. This would represent growth of more than 75% over the prior year's third quarter pro forma earnings of $0.19 per share. We continued to experience strong demand for our optical fiber and cable, photonic modules and components and flat panel display glass products during the third quarter. We expect our pro forma earnings for 2000 to be in the range of $1.15 to $1.17 per share or a growth rate of approximately 70%.

THE PIRELLI ACQUISITION

    On September 27, 2000, we announced the agreement to acquire
Pirelli S.p.A's 90% interest in Optical Technologies USA, its optical components and devices business, for a total consideration of approximately $3.6 billion in cash. We will make an initial payment to Pirelli of approximately $3.4 billion, and may make a contingent payment of $180 million upon the achievement of certain business milestones. Cisco Systems, Inc. owns the remaining 10% interest in Optical Technologies USA. Cisco has tag-along rights to sell its interest to us for a period of 30 business days beginning on September 26, 2000. If Cisco exercises its right, we will make an incremental cash payment of $370 million concurrently with the closing of the Pirelli acquisition and a contingent cash payment of $20 million upon the achievement of certain business milestones.

    Pirelli's optical components and devices business, based in Milan, Italy, is a leading manufacturer of lithium niobate modulators, pump lasers, certain specialty fibers and fiber gratings used in optical networks. Lithium niobate modulators are ideally suited for use in high-speed, long-haul optical communications networks. The technology has been chosen by a majority of long-haul equipment suppliers because it has the best combination of optical and electronic performance and reliability. The addition of lithium niobate technology will broaden our portfolio as we continue to position ourselves as a leading supplier to telecommunications companies.

    The Pirelli acquisition will be accounted for as a purchase. We will likely record a charge for acquired in-process research and development when the transaction is completed. The goodwill associated with this transaction is expected to be amortized over a five to ten year period. The Pirelli acquisition is expected to be less than 5% dilutive to our 2001 pro forma earnings per share and accretive thereafter.

    The Pirelli acquisition is subject to customary United States and European regulatory approvals and is expected to close during the fourth quarter of 2000. However, we cannot assure you that these regulatory approvals will be obtained during the fourth quarter of 2000 or at all. See "Risk Factors--Risks Related to the Pirelli Acquisition." If the Pirelli acquisition is consummated, pro forma financial statements showing the effect of this acquisition on our historical financial statements will be included in our current report on Form 8-K to be filed with the Securities and Exchange Commission, or SEC, within 75 days of the closing date of the Pirelli acquisition.

STOCK SPLIT

    We effected a three-for-one stock split on October 3, 2000 for our shareholders of record on September 5, 2000.

                                  RISK FACTORS
    YOU SHOULD CONSIDER THE FOLLOWING RISK FACTORS AS WELL AS OTHER INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT BEFORE MAKING A DECISION TO INVEST IN THE COMMON STOCK BEING SOLD IN THIS OFFERING.

                         RISKS RELATED TO OUR BUSINESS

DIFFICULTIES WE MAY ENCOUNTER IN MANAGING OUR GROWTH COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS

    We have historically achieved growth through a combination of internally developed new products and acquisitions. Our growth strategy depends on our ability to continue developing or acquiring new products for our customer base. We expect to continue to pursue acquisitions of other companies as well as equity ventures to develop new technologies and product lines, although we cannot guarantee that we will be successful. The success of each acquisition, including the Pirelli acquisition, will depend, in part, upon our ability:

    - to efficiently integrate acquired businesses into our organization;

    - to manufacture and sell the products of the businesses acquired;

    - to retain key personnel of the acquired businesses; and

    - to apply our financial and management controls and reporting systems and procedures to the acquired businesses.

ACCOUNTING CONSEQUENCES OF PURCHASE ACQUISITIONS MAY MATERIALLY AFFECT OUR NET INCOME CALCULATED IN ACCORDANCE WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

    Acquisitions recorded as purchases for accounting purposes have resulted and in the future may result in the recognition of significant amounts of goodwill and other purchased intangibles. The amortization of these assets will significantly reduce our future net income calculated in accordance with United States generally accepted accounting principles.

    With respect to our pending acquisition of Pirelli S.p.A's 90% interest in Optical Technologies USA, we may incur material charges to the portion of the purchase price that is allocated to acquired in-process research and development.

IF THE MARKETS FOR OUR PRODUCTS DO NOT DEVELOP AND EXPAND AS WE ANTICIPATE, DEMAND FOR OUR PRODUCTS MAY DECLINE, WHICH WOULD NEGATIVELY IMPACT OUR RESULTS OF OPERATIONS AND FINANCIAL PERFORMANCE

    The markets for our products are characterized by rapidly changing technologies, evolving industry standards and frequent new product introductions. Our success is expected to depend, in substantial part, on the timely and successful introduction of new products, upgrades of current products to comply with emerging industry standards, our ability to acquire technologies needed to remain competitive and our ability to address competing technologies and products. In addition, the following factors related to our products and the markets for them could have an adverse impact on our results of operations and financial performance:

    - if we are unable to introduce optical fiber and photonic component products or any other leading products, such as our glass for flat panel displays, that can command competitive prices in the marketplace;

    - if we are unable to maintain a favorable mix of products;

    - if the level of demand for our products by our customers does not continue. While this demand has been increasing in recent quarters, there is no assurance that this upward trend can be sustained. A leveling or declining demand or an unanticipated change in market demand for products based on a specific technology would adversely affect our ability to sustain recent operating and financial performance;

    - if we are unable to continue to develop new product lines to address our customers' diverse needs and the several market segments in which we participate.

      This requires a high level of innovation, as well as the accurate anticipation of technological and market trends; or

    - if we are not successful in creating the infrastructure required to support anticipated growth in product demand.

OUR SALES WOULD SUFFER IF ONE OR MORE OF OUR KEY CUSTOMERS SUBSTANTIALLY REDUCED ORDERS FOR OUR PRODUCTS

    Our customer base is concentrated and relatively few customers account for a high percentage of net sales in our telecommunications, environmental products and advanced display product lines. If we are unable to establish or maintain good relationships with key customers, it could materially adversely affect our results of operations and financial performance. In particular, if our current customers do not continue to place orders at the current levels, we may not be able to replace these orders with orders from new customers.

IF WE DO NOT ACHIEVE ACCEPTABLE MANUFACTURING VOLUMES, YIELDS OR SUFFICIENT PRODUCT RELIABILITY, OUR OPERATING RESULTS COULD SUFFER

    As our customers' needs for our products increase, we must increase our manufacturing volumes to meet these needs and satisfy customer demand. Failure to do so may materially harm our operating results and financial performance.

    The manufacture of our products involves highly complex and precise processes, requiring production in highly controlled and clean environments. Changes in our manufacturing processes or those of our suppliers could significantly reduce our manufacturing yields and product reliability. In some cases, existing manufacturing techniques, which involve substantial manual labor, may be insufficient to achieve the volume or cost targets of our customers. We will need to develop new manufacturing processes and techniques to achieve targeted volume and cost levels. While we continue to devote substantial efforts to the improvement of our manufacturing techniques and processes, we may not achieve manufacturing volumes and cost levels in our manufacturing activities that will fully satisfy customer demands.

INTERRUPTIONS OF SUPPLIES FROM OUR KEY SUPPLIERS MAY AFFECT OUR RESULTS OF OPERATIONS AND FINANCIAL PERFORMANCE

    Interruptions of supplies from our key suppliers could disrupt production or impact our ability to increase production and sales. We obtain several critical components from a limited number of suppliers, some of which are also our competitors. We do not have long-term or volume purchase agreements with these suppliers, and may have limited options for alternative supply if these suppliers fail to continue the supply of components.

WE FACE INTENSE COMPETITION IN SEVERAL OF OUR BUSINESSES

    We face intense competition in several of our businesses. We expect that we will face additional competition from existing competitors and from a number of companies that may enter our markets. Since some of the markets in which we compete are characterized by rapid growth and rapid technology changes, smaller niche and start-up companies may become our principal competitors in the future. We must invest in research and development, expand our engineering, manufacturing and marketing capabilities and continue to improve customer service and support in order to remain competitive. While we expect to undertake the investment and effort in each of these areas, we cannot assure you that we will be able to maintain or improve our competitive position.

    Our competitors may have greater financial, engineering, manufacturing, marketing or other support resources. Market consolidation may create additional or stronger competitors and may intensify competition.

WE FACE PRICE PRESSURES IN EACH OF OUR LEADING BUSINESSES THAT COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS AND FINANCIAL PERFORMANCE

    We face pricing pressures in each of our leading businesses as a result of intense competition, emerging new technologies, and manufacturing efficiencies in both the domestic and the international marketplaces. While we will work toward reducing our costs to respond to pricing pressures, we may not be able to achieve proportionate reductions in costs.

WE MAY EXPERIENCE DIFFICULTIES IN OBTAINING OR PROTECTING INTELLECTUAL PROPERTY RIGHTS

    We may encounter difficulties, costs or risks in protecting our intellectual property rights or obtaining rights to additional intellectual property to permit us to continue or expand our businesses. Other companies, including some of our large competitors, hold patents in our industries and the intellectual property rights of others could inhibit our ability to introduce new products in our field of operations unless we secure licenses on commercially reasonable terms.

WE FACE RISKS RELATED TO OUR INTERNATIONAL OPERATIONS AND SALES

    We have customers located outside the United States, as well as significant foreign operations, including manufacturing and sales. As a result of these international operations, we face a number of risks, including:

    - the difficulty of effectively managing our diverse global operations;

    - change in regulatory requirements;

    - tariffs and other trade barriers;

    - political and economic instability in foreign markets; and

    - fluctuations in foreign currencies which may make our products less competitive in countries in which local currencies decline in value relative to the dollar.

IF WE FAIL TO ATTRACT AND RETAIN KEY PERSONNEL, OUR RESULTS OF OPERATIONS AND FINANCIAL PERFORMANCE MAY SUFFER

    Our future success will be determined in part by our ability to attract and retain, in a highly competitive marketplace, key scientific and technical personnel for our research, development and engineering efforts. Our business also depends on the continued contributions of our executive officers and other key management and technical personnel. While we believe that we have been successful in attracting and retaining key personnel, we cannot assure you that we will continue to be successful in the future.

IF WE PROVIDE CUSTOMER FINANCING IN THE FUTURE, IT COULD EXPOSE US TO THE TERM CREDIT QUALITY OF OUR CUSTOMERS

    We currently do not provide customer financing. However, the competitive environment in which we operate may require us to provide medium-term and long-term customer financing in the future. If we do so, we will be exposed to the term credit quality of our customers. In the event of economic uncertainty or reduced demand for customer financings in the capital and bank markets, we may be required to continue to hold some customer financing obligations for longer periods prior to placement with third-party lenders.

                    RISKS RELATED TO THE PIRELLI ACQUISITION

WE CANNOT ASSURE YOU THAT THE PIRELLI ACQUISITION WILL BE COMPLETED

    The Pirelli acquisition is subject to European and United States regulatory approvals and we cannot assure you that these approvals will be granted and therefore that the transaction will be completed. If the Pirelli acquisition is not completed, we will have broad discretion to allocate the net proceeds from the proposed offerings of convertible debentures and common stock without any action or approval of our shareholders. If the transaction is not completed.

we cannot guarantee that we will be able to access technologies similar to those developed by Optical Technologies USA internally, from third party suppliers or by acquisitions.

WE MAY HAVE TO DRAW DOWN A SIGNIFICANT PORTION OF OUR BRIDGE FACILITY TO CLOSE THE PIRELLI ACQUISITION AND THIS MAY ADVERSELY AFFECT OUR CREDIT RATINGS

    If we are unsuccessful in raising all or a portion of the required funds through our common stock and convertible debentures offerings, we may have to draw down all or a portion of our committed bridge facility to fund the Pirelli acquisition. This would result in significant incremental indebtedness on our balance sheet, which may adversely affect our credit ratings.

                       RISKS RELATED TO OUR COMMON STOCK

OUR QUARTERLY RESULTS MAY FLUCTUATE

    We expect to continue to experience fluctuations in our quarterly results. All of the concerns we have discussed under "Risk Factors" could affect our operating results. In addition, our operating results may be affected by:

    - seasonality;

    - the timing of the receipt of product orders from a limited number of major customers;

    - the announcement and introduction of new products by us;

    - expenses associated with litigation; and

    - the costs associated with the acquisition or disposition of a business.

OUR COMMON STOCK PRICE HAS EXPERIENCED AND MAY CONTINUE TO EXPERIENCE SUBSTANTIAL VOLATILITY

    The market price of our common stock has been, and is likely to continue to be, highly volatile because of the following factors:

    - fluctuations in our quarterly results;

    - announcements by our competitors and customers of technological innovations or new products;

    - developments with respect to patents or proprietary rights; and

    - general market conditions.

    In addition, changes in the market's valuation of telecommunications equipment stocks, and in particular those that participate in supplying optical fiber and photonic products, could cause our common stock to be volatile or decline from current levels, possibly significantly. The stock market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies, which fluctuation may also cause the price of our common stock to decline.

    Our results of operations and financial performance in future quarters may not meet the expectations of public market securities analysts and investors and that could cause significant volatility in the price of our common stock.

                                USE OF PROCEEDS

    We estimate that the net proceeds from the sale of the shares of common
stock offered by this prospectus will be $     , or $     if the underwriters
exercise in full their option to purchase additional shares, after deducting the underwriting discounts and commissions and estimated offering expenses we will
pay. Concurrently with this offering, we are offering $    in aggregate
principal amount of our zero coupon convertible debentures due November   ,
2015. We estimate that the net proceeds from the convertible debentures offering
will be $      , or $      if the underwriters exercise in full their option to
purchase additional convertible debentures, after deducting the underwriting discounts and commissions and estimated offering expenses we will pay. Neither the completion of the convertible debentures offering nor the completion of this common stock offering is contingent upon the other.

    We intend to use a portion of the net proceeds of this offering, as well as a portion of the net proceeds from the offering of convertible debentures, to fund the total purchase price of up to $3.6 billion for the Pirelli acquisition, which is expected to close during the fourth quarter of 2000. In addition, we intend to use a portion of the net proceeds to fund up to $390 million in incremental payments to Cisco Systems, Inc. if it exercises its tag-along rights to sell its 10% interest in Optical Technologies USA to us. See "Prospectus Supplement Summary--Recent Developments." If, for any reason, either or both of our common stock and convertible debentures offerings do not close, we will fund the purchase price of the Pirelli acquisition, with proceeds from a committed $3.6 billion bridge facility provided by Goldman, Sachs & Co.

    If the Pirelli acquisition is not completed or if we receive proceeds from these offerings in excess of what we require to fund the Pirelli acquisition, we will use them for general corporate purposes, including:

    - the funding of other acquisitions;

    - working capital requirements; and

    - the funding of a portion of our normal, ongoing capital spending program.

    We will invest the net proceeds in short-term, interest-bearing, investment grade obligations until they are applied as described above. If the Pirelli acquisition is not completed, we will have broad discretion in allocating the net proceeds from the proposed offerings of common stock and convertible debentures without any action or approval of our shareholders.

                          PRICE RANGE OF COMMON STOCK

    Our common stock is listed on the New York Stock Exchange under the symbol "GLW". The table below sets forth for the periods indicated the intra-day high and low sales prices for our common stock as reported on the NYSE Composite Tape, as adjusted for a three-for-one stock split effected on October 3, 2000 to our shareholders of record on September 5, 2000.

                                                                                       CASH
                                                                 PRICE RANGE         DIVIDENDS
                                                             -------------------   DECLARED PER
                                                               HIGH       LOW          SHARE
                                                             --------   --------   -------------
1997
First Quarter..............................................  $ 15.46     $11.25        $.06
Second Quarter.............................................    18.83      14.33         .06
Third Quarter..............................................    21.71      13.25         .06
Fourth Quarter.............................................    16.52      11.79         .06

1998
First Quarter..............................................    14.65      10.67         .06
Second Quarter.............................................    14.79      11.31         .06
Third Quarter..............................................    12.00       7.63         .06
Fourth Quarter.............................................    15.23       8.98         .06

1999
First Quarter..............................................    20.58      14.92         .06
Second Quarter.............................................    23.58      15.90         .06
Third Quarter..............................................    25.00      20.10         .06
Fourth Quarter.............................................    43.02      21.35         .06

2000
First Quarter..............................................    75.42      34.36         .06
Second Quarter.............................................    90.33      42.83         .06
Third Quarter..............................................   113.29      74.36         .06
Fourth Quarter (through October 17, 2000)..................   102.54      80.25          --

    The last reported sale price of our common stock on the New York Stock Exchange for October 17, 2000 was $97.00. At September 30, 2000, there were 884,186,991 shares of our common stock outstanding, as adjusted for our three-for-one stock split effective on October 3, 2000 to our shareholders of record on September 5, 2000, held by 18,439 shareholders of record and approximately 275,000 beneficial owners.

                                DIVIDEND POLICY

    We have regularly paid cash dividends since 1881 and expect to continue to pay cash dividends. Our current quarterly cash dividend is $.06 per share of common stock. Holders of common stock are entitled to share equally in the dividends that may be declared by our board of directors, but only after payment of dividends required to be paid on outstanding shares of preferred stock. The continued declaration of dividends by our board of directors is subject to our current and prospective earnings, financial condition, capital requirements and any other factors that our board of directors deems relevant. See "Description of Common Stock" in the accompanying prospectus.

                                 CAPITALIZATION

    The following table sets forth both our actual consolidated capitalization at June 30, 2000 and our capitalization as adjusted to give effect to this offering and the concurrent offering of convertible debentures. The table also reflects our three-for-one stock split effected on October 3, 2000 to our shareholders of record on September 5, 2000.

                                                                   JUNE 30, 2000
                                                              -----------------------
                                                               ACTUAL    AS ADJUSTED
                                                              --------   ------------
                                                                   (IN MILLIONS)
Cash and short-term investments.............................  $1,379.5    $
                                                              ========    =========

Current maturities of long-term debt and short-term notes
  payable...................................................  $  126.3    $
                                                              ========    =========

Loans payable beyond one year...............................  $1,977.3    $

Zero coupon convertible debentures..........................        --

Minority interest in subsidiary companies...................     132.6

Convertible preferred stock.................................       9.6

Common shareholders' equity
  Common stock, including excess over par value and
    other capital--par value $0.50 per share; shares
    authorized:
    1.2 billion; shares issued: 955.8 million actual and
        million as adjusted.................................   6,474.8
  Retained earnings.........................................   1,913.4
  Less cost of 75.9 million shares of common stock in
    treasury................................................    (727.3)
  Accumulated other comprehensive loss......................     (55.6)
                                                              --------    ---------
      Total common shareholders' equity.....................   7,605.3
                                                              --------    ---------
Total capitalization........................................  $9,724.8    $
                                                              ========    =========

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The following tables contain our consolidated financial data as of and for the periods presented. The financial data at and for each of the five years ended December 31, 1999 have been derived from our audited financial statements. The financial data at and for the six months ended June 30, 2000 and 1999 have been derived from our unaudited financial statements. The unaudited consolidated financial statements include all adjustments, consisting of normal recurring accruals, which we consider necessary for a fair presentation of the financial position and results of operations for these periods. The results of operations for the six months ended June 30, 2000 are not necessarily indicative of the results to be expected for the full fiscal year. Share and per share data presented below give effect to the three-for-one stock split of our common stock effective on October 3, 2000 to our shareholders of record on September 5, 2000. You should read the following financial data in conjunction with the financial statements, including the related notes, which are incorporated by reference in this prospectus.

                                                  SIX MONTHS ENDED
                                                      JUNE 30,
                                    ---------------------------------------------
                                              2000                        1999
                                    ------------------------            ---------
                                        (IN MILLIONS, EXCEPT PER SHARE DATA)
OPERATIONS:
  Net sales.......................         $ 3,127.0                    $2,126.7
  Nonoperating gains..............               6.8(a)
  Gross margin....................           1,309.3                       819.5
  Research, development and
    engineering expenses..........             230.2                       171.9
  Amortization of purchased
    intangibles, including
    goodwill......................              62.3                        13.9
  Nonrecurring charges............             139.7(b)(c)(d)(e)
  Income from continuing
    operations before taxes on
    income........................             391.1                       290.9
  Minority interest in earnings of
    subsidiaries..................              10.1                        27.5
  Equity in earnings (losses) of
    associated companies:
    Other than Dow Corning
      Corporation.................              73.2                        52.0
    Dow Corning Corporation.......
  Impairment of equity
    investment....................             (36.3)(f)
  Income (loss) from continuing
    operations....................             226.1(a)(b)(c)(d)(e)(f)     223.5
  Income (loss) from discontinued
    operations, net of income
    taxes.........................
  Extraordinary charge, net of
    income taxes and minority
    interest......................
                                           ---------                    --------
  NET INCOME (LOSS)...............         $   226.1                    $  223.5
                                           =========                    ========
  BASIC EARNINGS PER SHARE
    Continuing operations.........         $    0.27                    $   0.29
    Discontinued operations.......
                                           ---------                    --------
      Net Income (loss)...........         $    0.27                    $   0.29
                                           =========                    ========
  DILUTED EARNINGS PER SHARE
    Continuing operations.........         $    0.27                    $   0.29
    Discontinued operations.......
                                           ---------                    --------
    Net income (loss).............         $    0.27                    $   0.29
                                           =========                    ========
Book value per share..............         $    8.64                    $   2.83
  Dividends declared per share....         $    0.12                    $   0.12

FINANCIAL POSITION:
  Cash and cash equivalents.......         $ 1,379.5                    $   83.8
  Working capital.................           2,239.8                       561.6
  Total assets....................          11,933.9                     5,960.5
  Loans payable beyond one
    year(t).......................           1,977.3                     1,473.2
  Minority interest in subsidiary
    companies.....................             132.6                       363.5
  Convertible preferred securities
    of subsidiary.................
  Convertible preferred stock.....               9.6                        15.1
  Common shareholders'
    equity(u)(v)..................           7,605.3                     2,200.3

                                                                        YEAR ENDED
                                                                       DECEMBER 31,
                                    ----------------------------------------------------------------------------------
                                       1999              1998              1997              1996              1995
                                    ----------        ----------        ----------        ----------        ----------
                                                           (IN MILLIONS, EXCEPT PER SHARE DATA)
OPERATIONS:
  Net sales.......................   $4,741.1          $3,831.9          $3,831.2          $3,327.5          $2,900.1
  Nonoperating gains..............       30.0(g)           39.7(k)(l)                          21.5(n)
  Gross margin....................    1,810.8           1,471.4           1,606.9           1,321.5           1,137.1
  Research, development and
    engineering expenses..........      378.2             307.4             262.9             200.1             177.3
  Amortization of purchased
    intangibles, including
    goodwill......................       27.8              22.2              21.8              16.3              15.0
  Nonrecurring charges............        1.4(h)(i)        84.6(i)                              5.9(o)           26.5(r)
  Income from continuing
    operations before taxes on
    income........................      674.9             482.3             665.8             519.1             356.9
  Minority interest in earnings of
    subsidiaries..................       66.8              61.6              77.4              59.8              75.2
  Equity in earnings (losses) of
    associated companies:
    Other than Dow Corning
      Corporation.................      112.3              97.3              79.2              83.8              68.2
    Dow Corning Corporation.......                                                                             (348.0)(s)
  Impairment of equity
    investment....................
  Income (loss) from continuing
    operations....................      511.0(g)(h)(i)     354.8(i)(k)(l)     430.6           355.2(n)(o)      (130.3)(r)(s)
  Income (loss) from discontinued
    operations, net of income
    taxes.........................        4.8(j)           66.5(m)           30.9            (136.9)(p)          29.0
  Extraordinary charge, net of
    income taxes and minority
    interest......................                                                             (0.9)(q)          (1.6)(q)
                                     --------          --------          --------          --------          --------
  NET INCOME (LOSS)...............   $  515.8          $  421.3          $  461.5          $  217.4          $ (102.9)
                                     ========          ========          ========          ========          ========
  BASIC EARNINGS PER SHARE
    Continuing operations.........   $   0.67          $   0.48          $   0.59          $   0.49          $  (0.18)
    Discontinued operations.......                         0.09              0.04             (0.19)             0.04
                                     --------          --------          --------          --------          --------
      Net Income (loss)...........   $   0.67          $   0.57          $   0.63          $   0.30          $  (0.14)
                                     ========          ========          ========          ========          ========
  DILUTED EARNINGS PER SHARE
    Continuing operations.........   $   0.65          $   0.47          $   0.57          $   0.48          $  (0.18)
    Discontinued operations.......       0.01              0.09              0.04             (0.18)             0.04
                                     --------          --------          --------          --------          --------
    Net income (loss).............   $   0.66          $   0.56          $   0.61          $   0.30          $  (0.14)
                                     ========          ========          ========          ========          ========
Book value per share..............   $   3.15          $   2.31          $   1.93          $   1.55          $   3.03
  Dividends declared per share....   $   0.24          $   0.24          $   0.24          $   0.24          $   0.24
FINANCIAL POSITION:
  Cash and cash equivalents.......   $  280.4          $   59.2          $  105.6          $  221.2          $  193.5
  Working capital.................      430.2             347.7             326.2             524.2             349.7
  Total assets....................    6,526.0           5,464.3           5,079.7           4,557.7           5,647.0
  Loans payable beyond one
    year(t).......................    1,490.4           1,217.8           1,277.3           1,333.3           1,417.6
  Minority interest in subsidiary
    companies.....................      284.8             346.1             354.3             320.8             305.8
  Convertible preferred securities
    of subsidiary.................                        365.2             365.3             365.1             364.7
  Convertible preferred stock.....       13.5              17.9              19.8              22.2              23.9
  Common shareholders'
    equity(u)(v)..................    2,462.7           1,706.6           1,428.7           1,132.8           2,222.2

NOTES TO SELECTED FINANCIAL INFORMATION

(a) In January 2000, we sold Quanterra Incorporated to Severn Trent Laboratories for $35 million. In the first quarter of 2000, we recorded a non-operating gain of $6.8 million ($4.2 million after tax).

(b) During the first quarter of 2000, we recognized a charge of $47 million ($43.4 million after tax) for one time acquisition costs related to the acquisition of Oak Industries, accounted for as a pooling of interests.

(c) In February of 2000, we acquired British Telecommunication's Photonics Research Center for approximately $66 million in cash. We recorded a first quarter charge of $42 million ($25.7 million after tax) for in-process research and development.

(d) In June 2000, we acquired the remaining 67% interest in IntelliSense Corporation, a manufacturer of micro-electro-mechanical devices in exchange for 2,016,753 shares of our common stock and the assumption of stock options convertible into 656,104 shares of our common stock. This consideration was valued at approximately $410 million. As part of the transaction, we recorded a second quarter charge of $6.7 million for in-process research and development.

(e) In May 2000, we acquired the remaining 84% interest in NZ Applied Technologies (NZAT), a developer and manufacturer of photonic components for optical telecommunications applications, including the optical data networks industry, in exchange for our common stock. We issued 440,583 shares of common stock at closing with a value of approximately $75 million, and placed an additional 440,583 shares in escrow to be issued over the next three years contingent upon NZAT achieving certain product development and sales milestones. We recorded a charge of $44.0 million for in-process research and development.

(f) Pittsburgh Corning Corp. (PCC) is a 50%-owned equity investment of our company and PPG Industries, Inc. is the other 50% owner. On April 16, 2000 PCC filed for Chapter 11 reorganization in the United States Bankruptcy Court for the Western District of Pennsylvania. It indicated that the high costs of defending or settling asbestos claims, coupled with sharply increasing demands, had threatened its financial health and left it with no alternative means of resolving the asbestos claims brought against it. As a result of this event, we recorded an after-tax charge of $36.3 million to impair our entire investment in PCC in the first quarter of 2000.

(g) During the third quarter of 1999, we sold Republic Wire and Cable, a manufacturer of elevator cables and a subsidiary of Siecor Corporation, for approximately $52 million in cash and short-term notes. We recorded a non-operating gain of $30 million ($9.5 million after tax and minority interest) as a result of this transaction.

(h) In the third quarter of 1999, we recognized an impairment loss of $15.5 million pre-tax ($10.0 million after tax) in connection with management's decision to sell Quanterra Incorporated. The impairment loss reduces our investment in these assets to an amount equal to management's current estimate of fair value. Disposition of the business occurred in January 2000.

(i) In the second quarter of 1998, we recorded a restructuring charge of $84.6 million ($49.2 million after tax and minority interests). During the fourth quarter of 1999, we determined that the actual costs of certain benefits included in the retirement incentive program were less than originally estimated in the second quarter of 1998 and released restructuring reserves totaling $14.1 million ($8.6 million after tax).

(j) During the fourth quarter of 1999, certain indemnification agreements related to the April 1998 sale of our consumer housewares business expired. As a result, we recognized income from discontinued operations of $7.8 million ($4.8 million after tax) in the fourth quarter from the release of reserves provided at the date of the transaction.

(k) In the second quarter of 1998, Molecular Simulations, Inc. (MSI) merged with Pharmacopeia, Inc., a publicly traded company (NASDAQ: PCOP). We previously owned 35% of MSI and owned approximately 15% of the combined entity at the time of the merger. We realized a gain of $20.5 million ($13.2 million after tax) from this transaction.

(l) In the fourth quarter of 1998, we recorded a non-operating gain of $19.2 million ($9.7 million after tax) related to the divestiture of several small businesses within the science products division.

(m) On April 1, 1998, we completed the recapitalization and sale of a controlling interest in our consumer housewares business to an affiliate of Borden, Inc. We received cash proceeds of $593 million and continue to retain a 3% interest in World Kitchen Inc., formerly the Corning Consumer Products Company. We recorded an after-tax gain of $67.1 million in the second quarter of 1998. The $66.5 million net income from discontinued operations includes a $0.6 million loss from operations of the discontinued business through March 31, 1998.

(n) During 1996, Oak Industries recorded a pre-tax gain of $21.5 million on the sale of equity investments.

(o) During 1996, Oak Industries recorded a pre-tax charge of $5.9 million primarily related to asset write-downs.

(p) On December 31, 1996, we distributed all of the shares of Quest Diagnostics Incorporated and Covance Inc., which collectively comprised Corning's Health Care Services segment, to our shareholders on a pro rata basis. We recorded a provision for loss on the distributions of $176.5 million, offset by income from discontinued operations of $9.2 million, recognized in the first quarter of 1996. We recorded an additional $30.4 million of income from discontinued operations related to other businesses, including
    $10.8 million related to discontinued operations at Oak Industries.

(q) Oak Industries' previously existing $30 million and $200 million credit agreements were terminated on August 30, 1995 and November 1, 1996, respectively. As a result, Oak Industries recorded non-cash, after-tax charges of $1.6 million and $0.9 million in 1995 and 1996, respectively, related to the early extinguishment of the former credit facilities.

(r) In 1995, we recognized a restructuring charge from continuing operations totaling $26.5 million ($16.1 million after tax) as a result of severance for workforce reductions in corporate staff groups and the write-off of production equipment caused by the decision to exit the manufacturing facility for glass-ceramic memory disks.

(s) We also recorded an after-tax charge of $365.5 million to fully reserve our investment in Dow Corning Corporation (a 50%-owned equity company) as a result of Dow Corning Corporation filing for protection under Chapter 11 of the United States Bankruptcy Code in May 1995. We recognized equity earnings totaling $17.5 million from Dow Corning Corporation in the first quarter of 1995. We discontinued recognition of equity earnings from Dow Corning Corporation beginning in the second quarter of 1995.

(t) In February of 2000, we completed an offering of euro-denominated debt securities which generated net proceeds of $485 million. We used the proceeds as long-term financing of a portion of the cash purchase price for our acquisition of Siemens AG's worldwide optical cable and hardware business and the remaining 50% interest in Siecor Corporation and Siecor GmbH.

(u) We closed an equity offering of 44,850,000 shares of our common stock on January 28, 2000. The transaction generated net proceeds of approximately $2.2 billion of which approximately $645 million was used to fund a portion of the purchase price for the Siemens acquisition. The purchase price of $1.4 billion included approximately $120 million of assumed debt and contingent consideration of $145 million.

(v) On May 12, 2000, we completed the acquisition of NetOptix Corporation for 33,719,067 shares of Corning common stock and the assumption of stock options convertible into 2,487,240 shares of Corning common stock. Based on the average closing price of Corning common stock for a range of days surrounding the announcement, and a Black Scholes valuation of options issued, the recorded purchase price was approximately $2.1 billion. NetOptix manufactures thin film filters for use in dense wavelength division multiplexing components. The excess of the purchase price over the estimated fair value of tangible assets acquired was allocated to goodwill. Goodwill of approximately $2.065 billion will be amortized on a straight-line basis over a ten year life.

       UNITED STATES TAX CONSEQUENCES TO NON-U.S. HOLDERS OF COMMON STOCK

                                    GENERAL

    This is a general discussion of the U.S. federal income and estate tax consequences of the ownership and disposition of our common stock that is relevant to you if you are a non-U.S. holder. For purposes of this discussion, a non-U.S. holder is a beneficial owner of our common stock that is any of the following for U.S. federal income tax purposes:

    - a nonresident alien individual;

    - a foreign corporation;

    - a nonresident alien fiduciary of a foreign estate or trust; or

    - a foreign partnership one or more of the members of which is, for U.S. federal income tax purposes, a nonresident alien individual, a foreign corporation or a nonresident alien fiduciary of a foreign estate or trust.

    This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to you in light of your particular circumstances, and does not address any foreign, state or local tax consequences. Furthermore, this discussion is based on provisions of the Internal Revenue Code, Treasury regulations and administrative and judicial interpretations as of the date of this prospectus. All of these are subject to change, possibly with retroactive effect, or different interpretations. If you are considering buying our common stock, you should consult your own tax advisor about current and possible future tax consequences of holding and disposing of our common stock in your particular situation.

                       DISTRIBUTIONS ON OUR COMMON STOCK

    If distributions are paid on the shares of our common stock, these distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, then will constitute a return of capital that is applied against your basis in our common stock to the extent distributions exceed those earnings and profits, and then as capital gain. Dividends paid to you on our common stock that are not effectively connected with your conduct of a U.S. trade or business will be subject to United States withholding tax at a 30% rate or, if a tax treaty applies, a lower rate specified by the treaty. To receive a reduced treaty rate, you must furnish to us or our paying agent a duly completed IRS Form 1001 or Form W-8BEN or substitute form certifying your qualification for the reduced rate.

    Currently, withholding is generally imposed on the gross amount of a distribution, regardless of whether we have sufficient earnings and profits to cause the distribution to be a dividend for U.S. federal income tax purposes. However, withholding on distributions made after December 31, 2000 may be on less than the gross amount of the distribution if the distribution exceeds a reasonable estimate made by us of our accumulated and current earnings and profits.

    Dividends that are effectively connected with your conduct of a trade or business within the U.S. and, if a tax treaty applies, are attributable to a U.S. permanent establishment maintained by you, are exempt from U.S. federal withholding tax, provided that you furnish to us or our paying agent a duly completed IRS Form 4224 or Form W-8ECI or substitute form certifying the exemption. However, dividends exempt from U.S. withholding because they are effectively connected or they are attributable to a U.S. permanent establishment are subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates. Any such effectively connected dividends received by you if you are a foreign corporation may, under certain circumstances, be subject to an additional U.S. "branch profits tax" at a 30% rate or a lower rate specified by an applicable income tax treaty.

    Under current U.S. Treasury regulations, dividends paid before January 1, 2001 to an address outside the United States are presumed to be paid to a resident of the country of address for purposes of the withholding discussed above and for purposes of determining the applicability of a tax treaty rate. However, U.S. Treasury regulations applicable to dividends paid after December 31, 2000 eliminate this presumption, subject to transition rules and if you wish to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, you would be required to satisfy applicable certification and other requirements.

    For dividends paid after December 31, 2000, you generally will be subject to U.S. backup withholding tax at a 31% rate under the backup withholding rules described below, rather than at a 30% rate or a reduced rate under an income tax treaty, as described above, unless you comply with Internal Revenue Service certification procedures or, in the case of payments made outside the United States with respect to an offshore account, documentary evidence procedures. Further, to claim the benefit of a reduced rate of withholding under a tax treaty for dividends paid after December 31, 2000, you must comply with modified Internal Revenue Service certification requirements. Special rules also apply to dividend payments made after December 31, 2000 to foreign intermediaries, U.S. or foreign wholly owned entities that are disregarded for U.S. federal income tax purposes and entities that are treated as fiscally transparent in the United States, the applicable income tax treaty jurisdiction, or both. You should consult your own tax advisor concerning the effect, if any, of the rules affecting post-December 31, 2000 dividends on your possible investment in our common stock.

    If you are eligible for a reduced rate of U.S. withholding tax under an income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund along with the required information with the Internal Revenue Service.

                    GAIN ON DISPOSITION OF OUR COMMON STOCK

    You generally will not be subject to U.S. federal income tax with respect to gain recognized on a sale or other disposition of our common stock unless one of the following applies:

    - If the gain is effectively connected with your conduct of a trade or business in the United States and, if a tax treaty applies, the gain is attributable to a U.S. permanent establishment maintained by you, you will, unless an applicable treaty provides otherwise, be taxed on your net gain derived from the sale under regular graduated U.S. federal income tax rates. If you are a foreign corporation, you may be subject to an additional branch profits tax equal to 30% of your effectively connected earnings and profits within the meaning of the Internal Revenue Code for the taxable year, as adjusted for specified items, unless you qualify for a lower rate under an applicable income tax treaty and duly demonstrates that you qualify.

    - If you are an individual who holds our common stock as a capital asset and you are present in the United States for 183 or more days in the taxable year of the sale or other disposition and specified other conditions are met, you will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by certain U.S. capital losses, despite the fact that you are not considered a resident of the United States for U.S. tax purposes.

    - If we are or have been a "U.S. real property holding corporation" for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of the disposition or the period during which you held the common stock. We believe that we are not (and have not been) a U.S. real property holding corporation for U.S. federal income tax purposes. Although we consider it unlikely based on our current business plans and operations, we may become a U.S. real property holding corporation in the future. Even if we were to become a U.S. real property holding corporation, any gain recognized by you on a sale of our common stock still would not be subject to U.S. tax if the shares of our common stock were considered to be "regularly traded on an established securities market" under applicable regulations and you did not own, actually or constructively, at any time during the shorter of the periods described above, more than five percent of our common stock.

                               FEDERAL ESTATE TAX

    Common stock owned by an individual who is not a citizen or resident of the United States, as defined for U.S. estate tax purposes, at the time of death will be included in that individual's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

                INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

    Under U.S. Treasury regulations, we must report annually to the IRS and to you the amount of dividends paid to you and the tax withheld with respect to those dividends. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected dividends or withholding was reduced or eliminated by an applicable income tax treaty. Pursuant to an applicable tax treaty, that information may also be made available to the tax authorities in the country in which you reside.

    United States federal backup withholding generally is a withholding tax imposed at the rate of 31% on specified payments to persons that fail to furnish required information under the U.S. information reporting requirements. See the discussion under "--Distributions on Our Common Stock" above for rules regarding backup withholding on dividends paid to non-U.S. holders after December 31, 2000.

    As a general matter, information reporting and backup withholding will not apply to a payment by or through a foreign office of a foreign broker of the proceeds of a sale of our common stock effected outside the United States. However, information reporting requirements, but not backup withholding, will apply to a payment by or through a foreign office of a broker of the proceeds of a sale of our common stock effected outside the United States if that broker:

    - is a U.S. person;

    - is a foreign person that derives 50% or more of its gross income for specified periods from the conduct of a trade or business in the U.S.;

    - is a "controlled foreign corporation" as defined in the Internal Revenue Code; or

    - is a foreign partnership with specified U.S. connections for payments made after December 31, 2000.

    Information reporting requirements will not apply in the above cases if the broker has documentary evidence in its records that you, as the beneficial owner of our common stock, are a non-U.S. holder and specified conditions are met or you otherwise establish an exemption.

    Payment by or through a U.S. office of a broker of the proceeds of a sale of our common stock is subject to both backup withholding and information reporting unless you certify to the payor in the manner required as to your non-U.S. holder status under penalties of perjury or you otherwise establish an exemption.

    Amounts withheld under the backup withholding rules do not constitute a separate U.S. federal income tax. Rather, any amounts withheld under the backup withholding rules may be refunded or allowed as a credit against your U.S. federal income tax liability, if any, provided the required information or appropriate claim for refund is filed with the Internal Revenue Service.

    THE FOREGOING DISCUSSION IS A SUMMARY OF THE PRINCIPAL TAX CONSEQUENCES OF THE OWNERSHIP, SALE OR OTHER DISPOSITION OF OUR COMMON STOCK BY NON-U.S. HOLDERS FOR U.S. FEDERAL INCOME AND ESTATE TAX PURPOSES. YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO YOU OF OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK, INCLUDING THE EFFECT OF ANY STATE, LOCAL, FOREIGN OR OTHER TAX LAWS.

                                  UNDERWRITING

    We and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Banc of America Securities LLC, J.P. Morgan Securities Inc., Salomon Smith Barney Inc., Wit SoundView Corporation and Chase Securities Inc. are the representatives of the underwriters.

                            Underwriters                           Number of Shares
                            ------------                          ------------------
    Goldman, Sachs & Co.........................................
    Banc of America Securities LLC..............................
    J.P. Morgan Securities Inc..................................
    Salomon Smith Barney Inc....................................
    Wit SoundView Corporation...................................
    Chase Securities Inc........................................
                                                                      ----------
      Total.....................................................      30,000,000
                                                                      ==========

    If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 4,500,000 shares from Corning to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

    The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to
purchase          additional shares.

                                Paid by Corning

                       No Exercise   Full Exercise
                       -----------   -------------
Per Share............  $              $
Total................  $              $

    Shares sold by the underwriters to the public will initially be offered at the initial price to public set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount
of up to $     per share from the initial price to public. Any such securities dealers may resell any shares purchased from the underwriters to certain other
brokers or dealers at a discount of up to $     per share from the initial price
to public. If all the shares are not sold at the initial price to public, the representatives may change the offering price and the other selling terms.

    We have agreed with the underwriters not to dispose of or hedge any of our common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus supplement continuing through the date 90 days after the date of this prospectus supplement, except with the prior written consent of the representatives. This agreement does not apply to any securities issued: (i) under employee benefit plans or dividend reinvestment plans, (ii) upon exercise of currently outstanding stock options,
(iii) upon conversion or exchange of currently outstanding convertible or exchangeable securities or (iv) in connection with mergers, acquisitions or similar transactions.

    In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

    The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

    Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of our common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the the New York Stock Exchange, in the over-the-counter market or otherwise.

    We estimate that our share of the total expenses of the offering, excluding
underwriting discounts and commissions, will be approximately $          .

    We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

    In the ordinary course of the underwriters' respective businesses, the underwriters and their affiliates have engaged and may engage in commercial and investment banking transactions with us and our affiliates for which they have received and may receive customary fees and expenses.

    A prospectus in electronic format will be made available on the web sites maintained by one or more of the representatives of this offering and may also be made available on web sites maintained by other underwriters. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

                             VALIDITY OF SECURITIES

    The validity of the securities is being passed upon for us by William D. Eggers, Esq., Senior Vice President and General Counsel of Corning Incorporated. The validity of the shares of common stock we are offering is being passed upon for the underwriters by Sullivan & Cromwell, New York, New York. Mr. Eggers owns substantially less than 1% of the outstanding shares of our common stock.

                                    EXPERTS

    The consolidated financial statements of our company incorporated herein by reference to our Annual Report on Form 10-K, as amended by Form 10-K/A, for the year ended December 31, 1999, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in auditing and accounting.

    The consolidated financial statements of NetOptix Corporation appearing in NetOptix's Annual Report on Form 10-K for the year ended September 30, 1999 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in auditing and accounting.

    The combined financial statements of the Lichtenwellenleiter Group of Siemens, A.G. for the year ended September 30, 1999, incorporated herein by reference to our Current Report on Form 8-K as amended by Form 8-K/A filed with the Securities and Exchange Commission on April 17, 2000, have been so incorporated in reliance on the report of KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprufungsgesellschaft, independent accountants, given on the authority of that firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

    We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy this information at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. You can also request copies of the documents, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. These SEC filings are also available to the public from the SEC's web site at http://www.sec.gov.

    The SEC allows us to "incorporate by reference" the information we or other companies file with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus. Information that we file later with the SEC will automatically update information in this prospectus. In all cases, you should rely on the later information over different information included in this prospectus or the prospectus supplement.

    This prospectus incorporates by reference the documents listed below that we previously filed with the SEC and that are not included in or delivered with the documents. They contain important information about our company and its financial condition.

    - Amendment No. 2 to Annual Report on Form 10-K/A for the year ended December 31, 1999, dated April 7, 2000;

    - Quarterly reports on Form 10-Q for the quarters ended March 31, 2000 and June 30, 2000;

    - Current Report on Form 8-K, dated January 11, 2000;

    - Current Report on Form 8-K, dated January 24, 2000;

    - Current Report on Form 8-K, dated January 26, 2000;

    - Current Report on Form 8-K, dated February 15, 2000;

    - Current Report on Form 8-K, dated February 17, 2000;

    - Current Report on Form 8-K, dated February 22, 2000;

    - Current Report on Form 8-K, dated March 29, 2000;

    - Current Report on Form 8-K/A, dated April 17, 2000;

    - Current Report on Form 8-K, dated April 20, 2000;

    - Current Report on Form 8-K, dated April 25, 2000;

    - Current Report on Form 8-K, dated May 3, 2000;

    - Current Report on Form 8-K, dated July 17, 2000;

    - Current Report on Form 8-K, dated October 4, 2000;

    - Current Report on Form 8-K, dated October 13, 2000;

    - Definitive Proxy Statement on
      Schedule 14A, dated September 19, 2000; and

    - Registration Statement on Form 8-A containing a description of our preferred share rights plan filed on July 11, 1996.

    We incorporate by reference additional documents that we may file with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this prospectus and before the completion of this offering. The documents include periodic reports, like Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

    In addition, we incorporate by reference Item 14(a) of the Annual Report on Form 10-K of NetOptix Corporation for the year ended September 30, 1999.

    You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

        Corning Incorporated
        One Riverfront Plaza
        Corning, New York 14831
        Attention: Secretary
        (607) 974-9000

    Information in this prospectus may add to, update or change information in a previously filed document incorporated by reference in this prospectus. In that case, you should rely on the information in this prospectus. Information in a document filed after the date of this prospectus may add to, update or change information in this prospectus or in a previously filed document incorporated by reference in this prospectus. In that case, you should rely on the information in the later filed document.

PROSPECTUS

                                     [LOGO]

                              CORNING INCORPORATED
                                      AND
                              CORNING FINANCE B.V.

By this prospectus, we may offer from time to time up to $4,000,000,000 of:

              -  DEBT SECURITIES OF CORNING INCORPORATED;

              -  GUARANTEED DEBT SECURITIES OF CORNING FINANCE B.V.;

              -  DEBT WARRANTS AND EQUITY WARRANTS OF CORNING INCORPORATED;

              -  PREFERRED STOCK OF CORNING INCORPORATED;

              -  DEPOSITARY SHARES OF CORNING INCORPORATED; AND

              -  COMMON STOCK OF CORNING INCORPORATED.

                            ------------------------

    When we offer securities, we will provide you with a prospectus supplement describing the terms of the specific issue of securities including the offering price of the securities. You should read this prospectus and the accompanying prospectus supplement carefully before you invest.

    The common stock of Corning Incorporated is quoted on the New York Stock Exchange under the symbol GLW. On August 31, 2000, the closing price for the common stock was $327.93.

                            ------------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                   This prospectus is dated September 1, 2000

                               TABLE OF CONTENTS

                                          PAGE
                                        --------
Corning Incorporated..................       2
Corning Finance B.V...................       2
Use of Proceeds.......................       3
Securities We May Issue...............       3
Ratio of Earnings To Fixed Charges and
  Ratio Earnings to Combined
  Fixed Charges Including Preferred
  Stock Dividends.....................       4
Selected Consolidated Financial
  Data................................       5

Description of Debt Securities and
  Guarantees..........................       9
                                          PAGE
                                        --------
Description of Warrants...............      26
Description of Preferred Stock........      31
Description of Depositary Shares......      34
Description of Common Stock...........      37
Plan of Distribution..................      40
Validity of Securities................      40
Experts...............................      40
Where You Can Find More Information...      41

                              CORNING INCORPORATED

    We trace our origins to a glass business established in 1851. The present corporation was incorporated in the State of New York in December 1936, and our name was changed from Corning Glass Works to Corning Incorporated on April 28, 1989.

    We are a global, technology-based corporation that operates in three broadly based operating business segments:

    - Telecommunications

    - Advanced Materials

    - Information Display

    The Telecommunications Segment produces optical fiber and cable, optical hardware and equipment and photonic components for the worldwide telecommunications industry. The Advanced Materials Segment manufactures specialized products with unique properties for customer applications utilizing glass, glass ceramic and polymer technologies. Businesses within this segment include environmental products, science products, semiconductor materials and optical and lighting products. The Information Display Segment manufactures glass panels and funnels for televisions and computer displays, projection video lens assemblies and liquid-crystal display glass for flat panel displays.

    Our principal office is located at One Riverfront Plaza, Corning, New York 14831. Our telephone number is (607) 974-9000.

                              CORNING FINANCE B.V.

    Corning Finance B.V. is an indirect wholly owned subsidiary of Corning Incorporated, incorporated under the laws of The Netherlands solely for the purpose of raising capital to meet the financing needs of Corning Incorporated and its subsidiaries. Corning Finance B.V. has no independent operations. Its principal executive offices are located at Strawinskylaan 3105, 1007 Amsterdam; telephone: 31.20.406.4444.

                                USE OF PROCEEDS

    Except as may be set forth in the prospectus supplement, we will use the net proceeds from the sale of the securities offered under this prospectus and the prospectus supplement for general corporate purposes. Our general corporate purposes may include:

    - the repayment or reduction of indebtedness;

    - working capital requirements; and

    - the funding of a portion of our normal, ongoing capital spending program.

    Corning Finance B.V. will lend the net proceeds from the sale of any debt securities offered by it to Corning Incorporated or its subsidiaries to be used for similar purposes. We will determine any specific allocation of the net proceeds of an offering of securities to a specific purpose at the time of the offering and will describe the allocation in the related prospectus supplement.

                            SECURITIES WE MAY ISSUE

    We may use this prospectus to offer up to $4,000,000,000 of:

    - debt securities issued by Corning Incorporated;

    - debt securities issued by Corning Finance B.V. and fully and unconditionally guaranteed by Corning Incorporated;

    - debt warrants and equity warrants issued by Corning Incorporated;

    - preferred stock issued by Corning Incorporated;

    - depositary shares relating to preferred stock; and

    - common stock issued by Corning Incorporated.

    A prospectus supplement will describe the specific types, amounts, prices, and detailed terms of any of these securities.

                    RATIOS OF EARNINGS TO FIXED CHARGES AND
                  RATIOS OF EARNINGS TO COMBINED FIXED CHARGES
                      INCLUDING PREFERRED STOCK DIVIDENDS

    The table below sets forth:

    - our historical ratios of earnings to fixed charges; and

    - our consolidated ratios of earnings to combined fixed charges including preferred stock dividends for the periods indicated.

    For purposes of computing the ratio of earnings to fixed charges, earnings consist of:

    - income from continuing operations before taxes on income, before equity in earnings and minority interest;

    - Corning's share of pre-tax earnings of fifty-percent owned companies;

    - Corning's share of pre-tax earnings of greater than fifty-percent owned unconsolidated subsidiaries;

    - dividends received from less than fifty-percent owned companies and Corning's share of losses of these companies, if any, if any debt of these companies is guaranteed by Corning;

    - previously capitalized interest amortized during the period; and

    - fixed charges net of capitalized interest.

    Fixed charges consist of:
    - interest on indebtedness;

    - amortization of debt issuance costs;

    - a portion of rental expenses which represents an appropriate interest rate factor;

    - Corning's share of the fixed charges of fifty-percent owned companies; and

    - fixed charges of greater than fifty-percent owned and unconsolidated subsidiaries.

    Preferred dividends consist of preferred dividends paid on:

    - Corning's 6% Convertible Monthly Income Preferred Securities, all of which were redeemed as of March 23, 1999 and none of which are currently outstanding; and

    - Corning's 8% Series B Convertible Preferred Stock.

                                          SIX MONTHS ENDED                          YEAR ENDED
                                         -------------------   ----------------------------------------------------
                                         JUNE 30,   JUNE 30,   DEC. 31,   DEC. 31,   DEC. 31,   DEC. 31,   DEC. 31,
                                           2000       1999       1999       1998       1997       1996       1995
                                         --------   --------   --------   --------   --------   --------   --------
Ratio of earnings to fixed charges.....    5.7x       4.4x       5.1x       4.3x       5.2x       5.7x       5.5x
Ratio of earnings to combined fixed
  charges and preferred dividends......    5.7x       4.3x       5.0x       3.9x       4.6x       4.9x       4.4x

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The following tables contain Corning's consolidated financial data for the periods presented. The historical financial data for each of the five years ended December 31, 1999 have been derived from our audited financial statements. The historical financial data for the six months ended June 30, 2000 and 1999 have been derived from our unaudited financial statements. Share and per share data are presented below on a pro forma basis after giving effect to the three-for-one stock split of Corning common stock effective to Corning stockholders of record on September 5, 2000. You should read the following financial data in conjunction with the financial statements, including the related notes, which are incorporated by reference in the accompanying prospectus.

                                FOR THE SIX MONTHS ENDED
                                        JUNE 30,                      FOR THE YEAR ENDED DECEMBER 31,
                          -------------------------------------    -------------------------------------
                            2000                         1999        1999                1998
                          --------                     --------    --------            --------
                                             (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
OPERATIONS:
Net sales...............  $3,127.0                     $2,126.7    $4,741.1            $3,831.9
Nonoperating gains......       6.8 (a)                                 30.0 (g)            39.7 (k)(l)
Gross margin............   1,309.3                        819.5     1,810.8             1,471.4
Research, development
  and engineering
  expenses..............     230.2                        171.9       378.2               307.4
Amortization of
  purchased intangibles
  including goodwill....      62.3                         13.9        27.8                22.2
Nonrecurring charges....     139.7 (b)(c)(d)(e)                         1.4 (h)(i)         84.6 (i)
Income from continuing
  operations before tax
  on income.............     391.1                        290.9       674.9               482.3
Minority interest in
  earnings of
  subsidiaries..........      10.1                         27.5        66.8                61.6

Equity in earnings
  (losses) of associated
  companies:
  Other than Dow Corning
    Corporation.........      73.2                         52.0       112.3                97.3
  Dow Corning
    Corporation.........
Impairment of equity
  investment............     (36.3)(f)
Income (loss) from
  continuing
  operations............     226.1 (a)(b)(c)(d)(e)(f)     223.5       511.0 (g)(h)(i)     354.8 (k)(i)(l)
Income (loss) from
  discontinued
  operations, net of
  income taxes..........                                                4.8 (j)            66.5 (m)
Extraordinary charge,
  net of income taxes
  and minority
  interest..............
                          --------                     --------    --------            --------

NET INCOME (LOSS).......  $  226.1                     $  223.5    $  515.8            $  421.3
                          ========                     ========    ========            ========


                            FOR THE YEAR ENDED DECEMBER 31,
                          -----------------------------------
                            1997        1996           1995
                          --------    --------       --------
                          (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
OPERATIONS:
Net sales...............  $3,831.2    $3,327.5       $2,900.1
Nonoperating gains......                  21.5 (n)
Gross margin............   1,606.9     1,321.5        1,137.1
Research, development
  and engineering
  expenses..............     262.9       200.1          177.3
Amortization of
  purchased intangibles
  including goodwill....      21.8        16.3           15.0
Nonrecurring charges....                   5.9 (o)       26.5 (r)
Income from continuing
  operations before tax
  on income.............     665.8       519.1          356.9
Minority interest in
  earnings of
  subsidiaries..........      77.4        59.8           75.2
Equity in earnings
  (losses) of associated
  companies:
  Other than Dow Corning
    Corporation.........      79.2        83.8           68.2
  Dow Corning
    Corporation.........                               (348.0)(r)
Impairment of equity
  investment............
Income (loss) from
  continuing
  operations............     430.6       355.2         (130.3)(r)
Income (loss) from
  discontinued
  operations, net of
  income taxes..........      30.9      (136.9)(p)       29.0
Extraordinary charge,
  net of income taxes
  and minority
  interest..............                  (0.9)(q)       (1.6)(q)
                          --------    --------       --------
NET INCOME (LOSS).......  $  461.5    $  217.4       $ (102.9)
                          ========    ========       ========

                                FOR THE SIX MONTHS ENDED
                                        JUNE 30,                      FOR THE YEAR ENDED DECEMBER 31,
                          -------------------------------------    -------------------------------------
                            2000                         1999        1999                1998
                          --------                     --------    --------            --------
                                             (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
PRO FORMA BASIC EARNINGS
  PER SHARE
  Continuing
    operations..........  $   0.27                     $   0.29    $   0.67            $   0.48
  Discontinued
    operations..........                                                                   0.09
                          --------                     --------    --------            --------
  Net income (loss).....  $   0.27                     $   0.29    $   0.67            $   0.57
                          ========                     ========    ========            ========
PRO FORMA DILUTED
  EARNINGS PER SHARE
  Continuing
    operations..........  $   0.27                     $   0.29    $   0.65            $   0.47
  Discontinued
    operations..........                                               0.01                0.09
                          --------                     --------    --------            --------
  Net income (loss).....  $   0.27                     $   0.29    $   0.66            $   0.56
                          ========                     ========    ========            ========
Book value per share....      8.64                         2.83        3.15                2.31
Dividends declared per
  share.................  $   0.12                     $   0.12    $   0.24            $   0.24

FINANCIAL POSITION:
  Cash and cash
    equivalents.........  $1,379.5                     $   83.8    $  280.4            $   59.2
  Working capital.......   2,239.8                        561.6       430.2               347.7
  Total assets..........  11,933.9                      5,960.5     6,526.0             5,464.3
  Loans payable beyond
    one year(s).........   1,977.3                      1,473.2     1,490.4             1,217.8
  Minority interest in
    subsidiary
    companies...........     132.6                        363.5       284.8               346.1
  Convertible preferred
    securities of
    subsidiary..........                                                                  365.2
  Convertible preferred
    stock...............       9.6                         15.1        13.5                17.9
  Common shareholders'
    equity(t)...........   7,605.3                      2,200.3     2,462.7             1,706.6


                            FOR THE YEAR ENDED DECEMBER 31,
                          -----------------------------------
                            1997        1996           1995
                          --------    --------       --------
                          (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
PRO FORMA BASIC EARNINGS
  PER SHARE
  Continuing
    operations..........  $   0.59    $   0.49       $  (0.18)
  Discontinued
    operations..........      0.04       (0.19)          0.04
                          --------    --------       --------
  Net income (loss).....  $   0.63    $   0.30       $  (0.14)
                          ========    ========       ========
PRO FORMA DILUTED
  EARNINGS PER SHARE
  Continuing
    operations..........  $   0.57    $   0.48       $  (0.18)
  Discontinued
    operations..........      0.04        0.18           0.04
                          --------    --------       --------
  Net income (loss).....  $   0.61    $   0.30       $  (0.14)
                          ========    ========       ========
Book value per share....      1.93        1.55           3.03
Dividends declared per
  share.................  $   0.24    $   0.24       $   0.24
FINANCIAL POSITION:
  Cash and cash
    equivalents.........  $  105.6    $  221.2       $  193.5
  Working capital.......     326.2       524.2          349.7
  Total assets..........   5,079.7     4,557.7        5,647.0
  Loans payable beyond
    one year(s).........   1,277.3     1,333.3        1,417.6
  Minority interest in
    subsidiary
    companies...........     354.3       320.8          305.8
  Convertible preferred
    securities of
    subsidiary..........     365.3       365.1          364.7
  Convertible preferred
    stock...............      19.8        22.2           23.9
  Common shareholders'
    equity(t)...........   1,428.7     1,132.8        2,222.2

                    NOTES TO SELECTED FINANCIAL INFORMATION

    All per share data are presented on a pro forma basis to reflect the three-for-one stock split of Corning common stock effective to Corning stockholders of record on September 5, 2000.

(a) In January 2000, Corning sold Quanterra Incorporated to Severn Trent Laboratories for $35 million. In the first quarter of 2000, Corning recorded a nonoperating gain of $6.8 million ($4.2 million after tax).

(b) During the first quarter of 2000, Corning recognized a charge of $47 million ($43.4 million after tax), or $0.05 per share, for one time acquisition costs related to the pooling of interests for Oak Industries.

(c) In February of 2000, Corning acquired British Telecommunication's Photonics Research Center for approximately $66 million in cash. Corning recorded a first quarter charge of $42 million ($25.7 million after tax), or $0.03 per share for in-process research and development.

(d) In June 2000, Corning acquired the remaining 67% interest in IntelliSense Corporation, a manufacturer of micro-electro-mechanical devices in exchange for 2,016,753 shares of Corning common stock and the assumption of stock options convertible into 656,104 shares of Corning common stock. This consideration was valued at approximately $410 million. As part of the transaction Corning recorded a second quarter charge of $6.7 million, or $0.01 per share for in-process research and development.

(e) In May 2000, Corning acquired the remaining 84% interest in NZ Applied Technologies (NZAT), a developer and manufacturer of photonic components for optical telecommunications applications including the optical data networks industry, in exchange for Corning common stock. Corning issued 440,583 shares of common stock at closing with a value of approximately $75 million, and placed an additional 440,583 shares in escrow to be issued over the next three years contingent upon NZAT achieving certain product development and sales milestones. Corning recorded a charge of $44.0 million, or $0.05 per share for in-process research and development.

(f) Pittsburg Corning (PCC) is a 50% owned equity investment of Corning Incorporated and PPG Industries, Inc. On April 16, 2000 PCC filed for Chapter 11 reorganization in the United States Bankruptcy Court for the Western District of Pennsylvania. It indicated that the high costs of defending or settling asbestos claims, coupled with sharply increasing demands, had threatened its financial health and left it with no alternative means of resolving the asbestos claims brought against it. As a result of this event, Corning recorded an after tax charge of $36.3 million, or $0.04 per share to impair its entire investment in PCC in the first quarter of 2000.

(g) During the third quarter of 1999, Corning sold Republic Wire and Cable, a manufacturer of elevator cables and a subsidiary of Siecor Corporation, for approximately $52 million in cash and short-term notes. Corning recorded a non-operating gain of $30 million ($9.5 million after tax and minority interest) or $0.01 per share as a result of this transaction.

(h) In the third quarter of 1999, Corning recognized an impairment loss of $15.5 million pretax ($10.0 million after tax), or $0.01 per share, in connection with management's decision to sell Quanterra Incorporated. The impairment loss reduces Corning's investment in these assets to an amount equal to management's current estimate of fair value. Disposition of the business occurred in February 2000.

(i) In the second quarter of 1998, Corning recorded a restructuring charge of $84.6 million ($49.2 million after tax and minority interests), or $0.06 per share. During the fourth quarter of 1999, Corning determined that the actual costs of certain benefits included in the retirement incentive program were less than estimated in the second quarter of 1998 and released restructuring reserves totaling $14.1 million ($8.6 million after tax) or $0.01 per share.

(j) During the fourth quarter of 1999, certain indemnification agreements related to the April 1998 sale of Corning's consumer housewares business expired. As a result, Corning recognized income from discontinued operations of $7.8 million ($4.8 million after tax) or $0.01 per share in the fourth quarter from the release of reserves provided at the date of the transaction.

(k) In the second quarter of 1998, Molecular Simulations, Inc. (MSI) merged with Pharmacopeia, Inc., a publicly traded company (NASDAQ: PCOP). Corning previously owned 35% of MSI and owned approximately 15% of the combined entity at the time of the merger. Corning realized a gain of $20.5 million ($13.2 million after tax), or $0.02 per share, from this transaction.

(l) In the fourth quarter of 1998, Corning recorded a non-operating gain of $19.2 million ($9.7 million after tax), or $0.01 per share, related to the divestiture of several small businesses within the science products division.

(m) On April 1, 1998, Corning completed the recapitalization and sale of a controlling interest in its consumer housewares business to an affiliate of Borden, Inc. Corning received cash proceeds of $593 million and continues to retain a 3% interest in World Kitchen Inc., formerly the Corning Consumer Products Company. Corning recorded an after-tax gain of $67.1 million, or $0.09 per share, in the second quarter of 1998. The $66.5 million net income from discontinued operations includes a $0.6 million loss from operations of the discontinued business through March 31, 1998.

(n) During 1996, Oak Industries recorded a pre-tax gain of $21.5 million on the sale of equity investments.

(o) During 1996, Oak Industries recorded a pre-tax charge of $5.9 million primarily related to asset write-downs.

(p) On December 31, 1996, Corning distributed all of the shares of Quest Diagnostics Incorporated and Covance Inc., which collectively comprised Corning's Health Care Services segment, to its shareholders on a pro rata basis. Corning recorded a provision for loss on the distributions of $176.5 million, or $0.23 per share, offset by income from discontinued operations of $9.2 million, or $0.01 per share, recognized in the first quarter of 1996. Corning recorded an additional $30.4 million, or $0.04 per share of income from discontinued operations related to other businesses including $10.8 million related to discontinued operations at Oak Industries.

(q) Oak Industries previously existing $30 million and $200 million credit agreements were terminated on August 30, 1995 and November 1, 1996, respectively. As a result, Oak Industries recorded non-cash, after tax charges of $1.6 million and $0.9 million in 1995 and 1996, respectively, related to the early extinguishment of the former credit facilities.

(r) In 1995, Corning recognized a restructuring charge from continuing operations totaling $26.5 million ($16.1 million after tax), or $0.02 per share, as a result of severance for workforce reductions in corporate staff groups and the write-off of production equipment caused by the decision to exit the manufacturing facility for glass-ceramic memory disks.

    Corning also recorded an after-tax charge of $365.5 million, or $0.51 per share, to fully reserve its investment in Dow Corning Corporation (a 50%-owned equity company) as a result of Dow Corning Corporation filing for protection under Chapter 11 of the United States Bankruptcy Code in
    May 1995. Corning recognized equity earnings totaling $17.5 million from Dow Corning Corporation in the first quarter of 1995. Corning discontinued recognition of equity earnings from Dow Corning Corporation beginning in the second quarter of 1995.

(s) In February of 2000, Corning completed an offering of Euro-denominated securities which generated net proceeds of $485 million. Corning used the proceeds as long-term financing of a portion of the cash purchase price for the Siemens acquisition.

(t) Corning closed an equity offering of 14,950,000 shares of its common stock on January 31, 2000. The transaction generated net proceeds of $2.2 billion of which approximately $645 million was used to fund a portion of the purchase price for its acquisition of Siemens AG's worldwide optical cable and hardware business and the remaining 50% of its investment in Siecor Corporation and Siecor GmbH. The purchase price of $1.4 billion included approximately $120 million of assumed debt and contingent consideration of $145 million.

                 DESCRIPTION OF DEBT SECURITIES AND GUARANTEES

GENERAL

THE DEBT SECURITIES WILL BE ISSUED UNDER AN INDENTURE

    As required by U.S. federal law for all bonds and notes of companies that are publicly offered, the debt securities are governed by a document called the indenture. In the case of debt securities issued by Corning Incorporated, the applicable indenture is a contract between Corning Incorporated and The Chase Manhattan Bank, which acts as trustee. In the case of debt securities issued by Corning Finance B.V., the applicable indenture is a contract among Corning Finance B.V., Corning Incorporated, which acts as guarantor, and The Chase Manhattan Bank, which acts as trustee. The trustee has two main roles:

    - First, the trustee can enforce your rights against us if we default. There are limitations on the extent to which the trustee acts on your behalf, which we describe later under "--Default, Remedies and Waiver of Default"; and

    - Second, the trustee performs administrative duties for us, which include sending you interest payments and notices.

    We may issue as many distinct series of debt securities under each indenture as we wish. This section summarizes terms of the debt securities that are common to all series. Most of the financial terms and other specific terms of your series are described in the prospectus supplement attached to the front of this prospectus. Those terms may vary from the terms described here. The prospectus supplement may also describe special Federal income tax consequences of the debt securities.

THIS SECTION IS ONLY A SUMMARY

    This section and your prospectus supplement summarize all the material terms of each indenture and your debt security. They do not, however, describe every aspect of each indenture and your debt security.

    Each indenture and its associated documents, including your debt security, contain the full text of the matters described in this section and your prospectus supplement. Each indenture and the debt securities are governed by New York law. A copy of each indenture has been filed with the SEC as part of our registration statement. See "Where You Can Find More Information" below for information on how to obtain a copy.

LEGAL OWNERSHIP OF DEBT SECURITIES

    We refer to those who have debt securities registered in their own names, on the books that we or the trustee maintain for this purpose, as the "holders" of those debt securities. These persons are the legal holders of the debt securities. We refer to those who, indirectly through others, own beneficial interests in debt securities that are not registered in their own names as indirect holders of those debt securities. As we discuss below, indirect holders are not legal holders, and investors in debt securities issued in book-entry form or in street name will be indirect holders.

BOOK-ENTRY HOLDERS

    We will issue debt securities in book-entry form only, unless we specify otherwise in the applicable prospectus supplement. This means debt securities will be represented by one or more global securities registered in the name of a financial institution that holds them as depositary on behalf of other financial institutions that participate in the depositary's book-entry system. These participating institutions, in turn, hold beneficial interests in the debt securities on behalf of themselves or their customers.

    Under each indenture, only the person in whose name a debt security is registered is recognized as the holder of that debt security. Consequently, for debt securities issued in global form, we will recognize only the depositary as the holder of the debt securities and we will make all payments on the debt securities to the depositary. The depositary passes along the payments it receives to its participants, which in turn pass the payments along to their customers who are the beneficial owners. The depositary and its participants do so under agreements they have made with one another or with their customers; they are not obligated to do so under the terms of the debt securities.

    As a result, investors will not own debt securities directly. Instead, they will own beneficial interests in a global security, through a bank, broker or other financial institution that participates in the depositary's book-entry system or holds an interest through a participant. As long as the debt securities are issued in global form, investors will be indirect holders, and not holders, of the debt securities.

STREET NAME HOLDERS

    In the future we may terminate a global security or issue debt securities initially in non-global form. In these cases, investors may choose to hold their debt securities in their own names or in "street name". Debt securities held by an investor in street name would be registered in the name of a bank, broker or other financial institution that the investor chooses, and the investor would hold only a beneficial interest in those debt securities through an account he or she maintains at that institution.

    For debt securities held in street name, we will recognize only the intermediary banks, brokers and other financial institutions in whose names the debt securities are registered as the holders of those debt securities and we will make all payments on those debt securities to them. These institutions pass along the payments they receive to their customers who are the beneficial owners, but only because they agree to do so in their customer agreements or because they are legally required to do so. Investors who hold debt securities in street name will be indirect holders, not holders, of those debt securities.

LEGAL HOLDERS

    Our obligations, as well as the obligations of the trustee and those of any third parties employed by us or the trustee, run only to the legal holders of the debt securities. We do not have obligations to investors who hold beneficial interests in global securities, in street name or by any other indirect means. This will be the case whether an investor chooses to be an indirect holder of a debt security or has no choice because we are issuing the debt securities only in global form.

    For example, once we make a payment or give a notice to the holder, we have no further responsibility for the payment or notice even if that holder is required, under agreements with depositary participants or customers or by law, to pass it along to the indirect holders but does not do so. Similarly, if we want to obtain the approval of the holders for any purpose--E.G., to amend the applicable indenture or to relieve us of the consequences of a default or of our obligation to comply with a particular provision of the applicable indenture--we would seek the approval only from the holders, and not the indirect holders, of the debt securities. Whether and how the holders contact the indirect holders is up to the holders.

    When we refer to you, we mean those who invest in the debt securities being offered by this prospectus, whether they are the holders or only indirect holders of those debt securities. When we refer to your debt securities, we mean the debt securities in which you hold a direct or indirect interest.

SPECIAL CONSIDERATIONS FOR INDIRECT HOLDERS

    If you hold debt securities through a bank, broker or other financial institution, either in book-entry form or in street name, you should check with your own institution to find out:

    - how it handles securities payments and notices;

    - whether it imposes fees or charges;

    - how it would handle a request for the holders' consent, if ever required;

    - whether and how you can instruct it to send you debt securities registered in your own name so you can be a holder, if that is permitted in the future;

    - how it would exercise rights under the debt securities if there were a default or other event triggering the need for holders to act to protect their interests; and

    - if the debt securities are in book-entry form, how the depositary's rules and procedures will affect these matters.

WHAT IS A GLOBAL SECURITY?

    We will issue each debt security in book-entry form only, unless we specify otherwise in the applicable prospectus supplement. A global security represents one or any other number of individual debt securities. Generally, all debt securities represented by the same global securities will have the same terms. We may, however, issue a global security that represents multiple debt securities that have different terms and are issued at different times. We call this kind of global security a master global security.

    Each debt security issued in book-entry form will be represented by a global security that we deposit with and register in the name of a financial institution or its nominee that we select. The financial institution that we select for this purpose is called the depositary. Unless we specify otherwise in the applicable prospectus supplement, The Depository Trust Company, New York, New York, known as DTC, will be the depositary for all debt securities issued in book-entry form.

    A global security may not be transferred to or registered in the name of anyone other than the depositary or its nominee, unless special termination situations arise. We describe those situations below under "--Special Situations When a Global Security Will Be Terminated". As a result of these arrangements, the depositary, or its nominee, will be the sole registered owner and holder of all debt securities represented by a global security, and investors will be permitted to own only beneficial interests in a global security. Beneficial interests must be held by means of an account with a broker, bank or other financial institution that in turn has an account with the depositary or with another institution that does. Thus, an investor whose security is represented by a global security will not be a holder of the debt security, but only an indirect holder of a beneficial interest in the global security.

    If the prospectus supplement for a particular debt security indicates that the debt security will be issued in global form only, then the debt security will be represented by a global security at all times unless and until the global security is terminated. We describe the situations in which this can occur below under "--Special Situations When a Global Security Will Be Terminated". The global security may be a master global security, although your prospectus supplement will not indicate whether it is a master global security. If termination occurs, we may issue the debt securities through another book-entry clearing system or decide that the debt securities may no longer be held through any book-entry clearing system.

SPECIAL CONSIDERATIONS FOR GLOBAL SECURITIES

    As an indirect holder, an investor's rights relating to a global security will be governed by the account rules of the investor's financial institution and of the depositary, as well as general laws relating to securities transfers. We do not recognize this type of investor as a holder of debt securities and instead deal only with the depositary that holds the global security.

    If debt securities are issued only in the form of a global security, an investor should be aware of the following:

    - An investor cannot cause the debt securities to be registered in his or her name, and cannot obtain non-global certificates for his or her interest in the debt securities, except in the special situations we describe below;

    - An investor will be an indirect holder and must look to his or her own bank or broker for payments on the debt securities and protection of his or her legal rights relating to the debt securities, as we describe under "--Legal Ownership of Debt Securities" above;

    - An investor may not be able to sell interests in the debt securities to some insurance companies and to other institutions that are required by law to own their securities in non-book-entry form;

    - An investor may not be able to pledge his or her interest in a global security in circumstances where certificates representing the debt securities must be delivered to the lender or other beneficiary of the pledge in order for the pledge to be effective;

    - The depositary's policies, which may change from time to time, will govern payments, transfers, exchanges and other matters relating to an investor's interest in a global security. We and the trustee have no responsibility for any aspect of the depositary's actions or for its records of ownership interests in a global security. We and the trustee also do not supervise the depositary in any way;

    - The depositary may (and we understand that DTC will) require that those who purchase and sell interests in a global security within its book-entry system use immediately available funds and your broker or bank may require you to do so as well; and

    - Financial institutions that participate in the depositary's book-entry system, and through which an investor holds its interest in a global security, may also have their own policies affecting payments, notices and other matters relating to the debt securities. There may be more than one financial intermediary in the chain of ownership for an investor. We do not monitor and are not responsible for the actions of any of those intermediaries.

SPECIAL SITUATIONS WHEN A GLOBAL SECURITY WILL BE TERMINATED

    In a few special situations described below, a global security will be terminated and interests in it will be exchanged for certificates in non-global form representing the debt securities it represented. After that exchange, the choice of whether to hold the debt securities directly or in street name will be up to the investor. Investors must consult their own banks or brokers to find out how to have their interests in a global security transferred on termination to their own names, so that they will be holders. We have described the rights of holders and street name investors above under "--Legal Owner of Debt Securities".

    The special situations for termination of a global security are as follows:

    - if the depositary notifies us that it is unwilling, unable or no longer qualified to continue as depositary for that global security and we do not appoint another institution to act as depositary within 60 days;

    - if we notify the trustee that we wish to terminate that global security;
      or

    - if an event of default has occurred with regard to debt securities represented by that global security and has not been cured or waived; we discuss defaults later under "--Default, Remedies and Waiver of Default".

    If a global security is terminated, only the depositary, and not we or the trustee, is responsible for deciding the names of the institutions in whose names the debt securities represented by the global security will be registered and, therefore, who will be the holders of those debt securities.

RANKING

    Each series of debt securities will not be secured by any property or assets of Corning Incorporated or Corning Finance B.V., and will not be subordinated to any other obligations of either Corning Incorporated or Corning Finance B.V., as applicable.

FULL AND UNCONDITIONAL GUARANTEE OF DEBT SECURITIES OF CORNING FINANCE B.V.

    All debt securities issued by Corning Finance B.V. will be fully and unconditionally guaranteed under a guarantee of Corning Incorporated of the payment of principal of, and any premium, interest and "additional amounts" on, these debt securities when due, whether at maturity or otherwise. For a discussion of the payment of "additional amounts", please see

"--Payment of Additional Amounts with Respect to the Guaranteed Debt Securities". Under the terms of the full and unconditional guarantee, holders of the guaranteed debt securities will not be required to exercise their remedies against Corning Finance B.V. before they proceed directly against Corning Incorporated.

PAYMENT OF ADDITIONAL AMOUNTS WITH RESPECT TO THE GUARANTEED DEBT SECURITIES

    Unless otherwise indicated in your prospectus supplement, all amounts of principal of, and any premium and interest on, any guaranteed debt securities will be paid by Corning Finance B.V. without deduction or withholding for any taxes, assessments or other charges imposed by the government of The Netherlands, or the government of a jurisdiction in which a successor to Corning Finance B.V. is organized. If deduction or withholding of any of these charges is required by The Netherlands, or by a jurisdiction in which a successor to Corning Finance B.V. is organized, Corning Finance B.V. will pay as additional interest any additional amounts necessary to make the net amount paid to the affected holders equal the amount the holders would have received in the absence of the deduction or withholding. However, these "additional amounts" do not include:

    - the amount of any tax, assessment or other governmental charge imposed by any unit of the United States;

    - the amount of any tax, assessment or other governmental charge which is only payable because either:

        -- a type of connection exists between the holder and The Netherlands;
           or

        -- the holder presented the debt security for payment more than 30 days after the date on which the relevant payment became due or was provided for, whichever is later;

    - the amount of any tax, assessment or other governmental charge which is payable other than by deduction or withholding from a payment on the debt securities;

    - the amount of any tax, assessment or other governmental charge that is imposed or withheld due to the beneficial owner of the debt security failing to comply with a request from us to either provide information concerning the beneficial owner's nationality, residence or identity or make any claim to satisfy any information or reporting requirement, if the completion of either would have provided an exemption from the applicable governmental charge; or

    - any combination of the taxes, assessments or other governmental charges described above.

    The prospectus supplement will describe any additional circumstances under which additional amounts will not be paid with respect to debt securities.

REDEMPTION AND REPAYMENT

    Unless otherwise indicated in your prospectus supplement, your debt security will not be entitled to the benefit of any sinking fund--that is, we will not deposit money on a regular basis into any separate custodial account to repay your debt securities. In addition, we will not be entitled to redeem your debt security before its stated maturity unless your prospectus supplement specifies a redemption commencement date. You will not be entitled to require us to buy your debt security from you, before its stated maturity, unless your prospectus supplement specifies one or more repayment dates.

    If your prospectus supplement specifies a redemption commencement date or a repayment date, it will also specify one or more redemption prices or repayment prices, which will be expressed as a percentage of the principal amount of your debt security. It may also specify one or more redemption periods during which the redemption prices relating to a redemption of debt securities during those periods will apply.

    If your prospectus supplement specifies a redemption commencement date, your debt security will be redeemable at our option at any time on or after that date. If we redeem your debt security, we will do so at the specified redemption price, together with interest accrued to the redemption date. If different prices are specified for different redemption periods, the price we pay will be the price that applies to the redemption period during which your debt security is redeemed.

    If your prospectus supplement specifies a repayment date, your debt security will be repayable at your option on the specified repayment date at the specified repayment price, together with interest accrued to the repayment date.

    In the event that we exercise an option to redeem any debt security, we will give to the trustee and the holder written notice of the principal amount of the debt security to be redeemed, not less than 30 days nor more than 60 days before the applicable redemption date. We will give the notice in the manner described below in "--Notices".

    If a debt security represented by a global security is subject to repayment at the holder's option, the depositary or its nominee, as the holder, will be the only person that can exercise the right to repayment. Any indirect holders who own beneficial interests in the global security and wish to exercise a repayment right must give proper and timely instructions to their banks or brokers through which they hold their interests, requesting that they notify the depositary to exercise the repayment right on their behalf. Different firms have different deadlines for accepting instructions from their customers, and you should take care to act promptly enough to ensure that your request is given effect by the depositary before the applicable deadline for exercise.

    STREET NAME AND OTHER INDIRECT HOLDERS SHOULD CONTACT THEIR BANKS OR BROKERS FOR INFORMATION ABOUT HOW TO EXERCISE A REPAYMENT RIGHT IN A TIMELY MANNER.

    In the event that the option of the holder to elect repayment as described above is deemed to be a "tender offer" within the meaning of Rule 14e-1 under the Securities Exchange Act of 1934, we will comply with Rule 14e-1 as then in effect to the extent it is applicable to us and the transaction.

    We or our affiliates may purchase debt securities from investors who are willing to sell from time to time, either in the open market at prevailing prices or in private transactions at negotiated prices. Debt securities that we or they purchase may, at our discretion, be held, resold or canceled.

OPTIONAL TAX REDEMPTION

    Unless otherwise indicated in your prospectus supplement, except in the case of debt securities that have a variable rate of interest, which may be redeemed on any interest payment date, Corning Finance B.V. may redeem each series of debt securities at its option in whole but not in part at any time. Except in the case of outstanding original issue discount debt securities which may be redeemed at the redemption price specified by the terms of that series of debt securities, the redemption price will be equal to the principal amount plus accrued interest to the date of redemption, if:

    - Corning Finance B.V. would be required to pay additional amounts, as a result of any change in the tax laws of The Netherlands which becomes effective on or after the date of issuance of that series, as explained above under "--Payment of Additional Amounts With Respect to the Guaranteed Debt Securities", or

    - as a result of any change in any treaty affecting taxation to which The Netherlands, or a jurisdiction in which a successor to Corning Finance B.V. is organized, is a party which becomes effective on or after a date on which Corning Incorporated borrows money from Corning Finance B.V., Corning Incorporated would be required to deduct or withhold tax on any payment to Corning Finance B.V. to enable it to make any payment of principal, premium, if any, or interest.

    In both of these cases, however, we will not be permitted to redeem a series of debt securities if we can avoid either the payment of additional amounts, or deductions or withholding, as the case may be, by using reasonable measures available to us.

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CONVERSION

    Your debt securities may be convertible into or exchangeable for common stock or other securities of Corning Incorporated if your prospectus supplement so provides. If your debt securities are convertible or exchangeable, your prospectus supplement will include provisions as to whether conversion or exchange is mandatory, at your option or at our option. Your prospectus supplement would also include provisions regarding the adjustment of the number of shares of common stock or other securities of Corning Incorporated to be received by you upon conversion or exchange.

MERGERS AND SIMILAR TRANSACTIONS

    We are generally permitted to merge or consolidate with another firm. We are also permitted to sell substantially all our assets to another firm. We may not take any of these actions, however, unless all the following conditions are met:

    - Where we merge out of existence or sell our assets, the successor firm must agree to be legally responsible for the debt securities and must be organized as a corporation, partnership, trust, limited liability company or similar entity. In the case of a merger or consolidation of Corning Incorporated, the successor firm may not be organized under a foreign country's laws, that is, it must be organized under the laws of a State or the District of Columbia or under federal law. In the case of a merger or consolidation of Corning Finance B.V., the successor firm may be organized under the laws of any jurisdiction.

    - The merger, sale of assets or other transaction must not cause a default on the debt securities, and we must not already be in default, unless the merger or other transaction would cure the default. For purposes of this no-default test, a default would include an event of default that has occurred and not been cured, as described below under "Event of Default". A default for this purpose would also include any event that would be an event of default if the requirements for giving us default notice or our default having to exist for a specific period of time were disregarded.

    - It is possible that the merger, sale of assets or other transaction would cause some of our property to become subject to a mortgage or other legal mechanism giving lenders preferential rights in that property over other lenders or over our general creditors if we fail to pay them back. We have promised to limit these preferential rights on our property, called "liens." This limitation is discussed below under "Restrictive Covenant and Defeasance Restrictions on Liens". If a merger or other transaction would create any liens on our property, we must comply with that restrictive covenant. We would do this either by deciding that the liens were permitted, or by following the requirements of the restrictive covenant to grant an equivalent or higher-ranking lien on the same property to you and the other direct holders of the debt securities.

    - In the case of the guaranteed debt securities, the successor to Corning Finance B.V., if not organized in the United States, must agree to pay the holder of each guaranteed debt security any "additional amounts" or other expenses imposed on the holder as a result of the merger, consolidation or sale, as explained above under "--Payment of Additional Amounts with Respect to the Guaranteed Debt Securities".

RESTRICTIVE COVENANTS AND DEFEASANCE

RESTRICTIONS ON LIENS

    In each indenture, Corning Incorporated promises that it will not become obligated on any new debt that is secured by a lien on any of its principal domestic manufacturing properties, or on any shares of stock or debt of any of its domestic subsidiaries, unless it grants an equivalent or higher-ranking lien on the same property to you and the other direct holders of the debt securities and, if applicable, the guarantees.

    Corning Incorporated does not need to comply with this restriction if the amount of all debt that is secured by liens on its principal domestic manufacturing properties is less than 10% of its consolidated net tangible assets. In performing this calculation, debt secured would include the new debt and the securities which it would secure as described in the previous paragraph.

    This restriction on liens does not apply to debt secured by the following types of liens, and Corning Incorporated can disregard this debt when we calculate the limits imposed by this restriction:

    - liens on the property of any domestic subsidiaries of Corning Incorporated, or on their shares of stock or debt, if those liens existed at the time the corporation became a domestic subsidiary of Corning Incorporated or as of the date that debt securities are first issued under the applicable indenture;

    - liens in favor of Corning Incorporated or its domestic subsidiaries;

    - some mechanics' liens, tax liens, liens in favor of, and to secure payments or the acquisition of property from any governmental body by law or because of a contract Corning Incorporated has entered into, and other liens incidental to construction, conduct of business or ownership of its property or of any domestic subsidiary;

    - liens on property that existed at the time Corning Incorporated acquired the property, including property it may acquire through a merger or similar transaction, or that it granted in order to purchase, alter or construct the property, sometimes called "purchase money mortgages"; and

    - liens arising from any judgment, decree or order of a court so long as proceedings to review these judgments have not been terminated or the period in which to initiate proceedings has not expired.

    Corning Incorporated can also disregard debt secured by liens that extend, renew or replace any of these types of liens.

    Corning Incorporated and its subsidiaries are permitted to have as much unsecured debt as they may choose, and neither indenture restricts liens on any of the shares of stock of Corning Incorporated or of less than 80%-owned subsidiaries.

RESTRICTIONS ON SALES AND LEASEBACKS

    In each indenture, Corning Incorporated promises that neither it nor any of its domestic subsidiaries will enter into any sale and leaseback transaction involving a principal domestic manufacturing property, unless it complies with this restrictive covenant. A "sale and leaseback transaction" generally is an arrangement between Corning Incorporated or a domestic subsidiary and a bank, insurance company or other lender or investor where Corning Incorporated or the domestic subsidiary lease a principal domestic manufacturing property which was or will be sold by Corning Incorporated or the domestic subsidiary to that lender or investor more than 180 days after the completion of construction of the property and the beginning of its full operation.

    Corning Incorporated does not need to comply with this restriction if the amount of attributable debt is less than 10% of its consolidated net tangible assets. Corning Incorporated can comply with this restrictive covenant if it retires an amount of funded debt, within 180 days of the transaction, equal to at least the net proceeds of the sale of the principal domestic manufacturing property that it leases in the transaction or the fair value of that property, subject to credits for voluntary retirements of debt securities and funded debt we may make, whichever is greater.

    This restriction on sales and leasebacks does not apply to any sale and leaseback transaction that is between Corning Incorporated and one of its domestic subsidiaries or between domestic subsidiaries, or that involves a lease for a period of three years or less.

DEFINITIONS RELATING TO OUR RESTRICTIVE COVENANTS

    Following are the meanings of the terms that are important in understanding the restrictive covenants previously described.

    - "attributable debt" means the total net amount of rent, discounted at a rate of 15% per annum compounded semi-annually, that is required to be paid during the remaining term of any lease.

    - "consolidated net tangible assets" is the total amount of assets, less reserves and other permitted deductible items, after subtracting all current liabilities and all goodwill, trade names, trademarks, patents, unamortized debt discounts and expenses and similar intangible assets, as these amounts appear on the most recent consolidated balance sheet of Corning Incorporated and computed in accordance with generally accepted accounting principles.

    - A "domestic subsidiary" means any subsidiary of Corning Incorporated except one which does not transact a substantial portion of its business in the United States or does not regularly keep a substantial portion of its assets, other than intangible assets, in the United States, or one that is used primarily to finance the operations of Corning Incorporated outside of the United States. A "subsidiary" is a corporation in which Corning Incorporated and/or one or more of its other subsidiaries owns at least 80% of the voting stock, which is a kind of stock that ordinarily permits its owners to vote for the election of directors.

    - "funded debt" means all debt for borrowed money that either has a maturity of 12 months or more from the date on which the calculation of funded debt is made or has a maturity of less than 12 months from that date but is by its terms renewable or extendible beyond 12 months from that date at the option of the borrower.

    - A "principal domestic manufacturing property" is any building or other structure or facility, and the land on which it sits and its associated fixtures, that Corning Incorporated uses primarily for manufacturing or processing, that has a gross book value in excess of 3% of consolidated net tangible assets and that is located in the United States, other than a building, structure or other facility that is financed by industrial revenue bonds or that the board of directors of Corning Incorporated has determined is not of material importance to the total business that Corning Incorporated and its subsidiaries conduct.

DEFEASANCE AND COVENANT DEFEASANCE

    Unless we say otherwise in the applicable prospectus supplement, the provisions for full defeasance and covenant defeasance described below apply to each series of debt securities. In general, we expect these provisions to apply to each U.S. dollar-denominated debt security that is not a floating rate or indexed debt security.

    FULL DEFEASANCE. If there is a change in U.S. federal tax law, as described below, we can legally release ourselves from all payment and other obligations on your debt securities. This is called full defeasance. To do so, each of the following must occur:

    - We must deposit in trust for the benefit of all holders a combination of money and U.S. government or U.S. government agency notes or bonds that will generate enough cash to make interest, principal and any other payments on your debt securities on their various due dates;

    - There must be a change in current U.S. federal tax law or an Internal Revenue Service ruling that lets us make the above deposit without causing you to be taxed on your debt security any differently than if we did not make the deposit and just repaid the debt security ourselves. Under current federal tax law, the deposit and our legal release from the debt security would be treated as though we took back your debt security and gave you your share of the cash and debt security or bonds deposited in trust. In that event, you could recognize gain or loss on your debt security; and

    - We must deliver to the trustee a legal opinion of our counsel confirming the tax law change described above.

    If we ever fully defease your debt security, you will have to rely solely on the trust deposit for payments on your debt security. You could not look to us for payment in the event of any shortfall.

    COVENANT DEFEASANCE. Under current U.S. federal tax law, we can make the same type of deposit described above and be released from some of the restrictive covenants relating to your debt security. This is called covenant defeasance. In that event, you would lose the protection of those restrictive covenants. In order to achieve covenant defeasance, we must do both of the following:

    - We must deposit in trust for the benefit of the holders a combination of money and government or U.S. government notes or bonds that will generate enough cash to make interest, principal and other payments on your debt security on their various due dates.

    - We must deliver to the trustee a legal opinion of our counsel confirming that under current U.S. federal income tax law we may make the above deposit without causing you to be taxed on your debt security any differently than if we did not make the deposit and just repaid the debt security ourselves.

    If we accomplish covenant defeasance with regard to your debt security, the following provisions of the indenture and the debt securities would no longer apply:

    - The condition regarding the treatment of liens when we merge or engage in similar transactions, as described above under "--Restriction on Liens" and any other covenants that your prospectus supplement may state are applicable to your debt security.

    - The events of default resulting from a breach of covenants, described below in the fourth item under "--Default, Remedies and Waiver of Default--Events of Default".

    If we accomplish covenant defeasance, you can still look to us for repayment of your debt security in the event of any shortfall in the trust deposit. You should note, however, that if one of the remaining events of default occurred, like our bankruptcy, and your debt security became immediately due and payable, there may be a shortfall. Depending on the event causing the default, you may not be able to obtain payment of the shortfall.

DEFAULT, REMEDIES AND WAIVER OF DEFAULT

    You will have special rights if an event of default with respect to your debt security occurs and is not cured, as described in this subsection.

EVENTS OF DEFAULT

    With respect to your debt security, when we refer to an event of default, we mean any of the following:

    - We do not pay interest on a debt security within 30 days of its due date.

    - We do not pay the principal or any premium on a debt security on its due date.

    - We do not deposit any sinking fund payment on its due date.

    - We remain in breach of our covenant described under "--Restrictive Covenants and Defeasance--Restrictions on Liens" above, or any other covenant we make in the indenture for 60 days after we receive a notice of default stating we are in breach. The notice must be sent by either the trustee or holders of 25% of the principal amount of debt security of the affected series.

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
    - We file for bankruptcy or other events in bankruptcy, insolvency or reorganization occur.

    - Any other event of default described in the prospectus supplement occurs.

REMEDIES IF AN EVENT OF DEFAULT OCCURS

    If an event of default has occurred and has not been cured or waived, the trustee or the holders of 25% or more in principal amount of all debt securities of the affected series may declare the entire principal amount of all the debt securities to be due immediately. If an event of default occurs because of events in bankruptcy, insolvency or reorganization relating to Corning Incorporated, the entire principal amount of all the debt securities will be automatically accelerated, without any action by the trustee or any holder.

    Each of the situations described above is called an acceleration of the maturity of the affected debt securities. If the maturity of any debt securities is accelerated and a judgment for payment has not yet been obtained, the holders of a majority in principal amount of the debt securities affected by the acceleration may cancel the acceleration for all the affected debt securities.

    If an event of default occurs, the trustee will have special duties. In that situation, the trustee will be obligated to use those of its rights and powers under the applicable indenture, and to use the same degree of care and skill in doing so, that a prudent person would use in that situation in conducting his or her own affairs.

    Except as described in the prior paragraph, the trustee is not required to take any action under the applicable indenture at the request of any holders unless the holders offer the trustee reasonable protection from expenses and liability. This is called an indemnity. If the trustee is provided with an indemnity reasonably satisfactory to it, the holders of a majority in principal amount of the relevant series of debt securities may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the trustee. These majority holders may also direct the trustee in performing any other action under the applicable indenture with respect to the relevant series of debt securities.

    Before you bypass the trustee and bring your own lawsuit or other formal legal action or take other steps to enforce your rights or protect your interests relating to the debt securities, the following must occur:

    - The holder of your debt security must give the trustee written notice that an event of default has occurred, and the event of default must not have been cured or waived.

    - The holders of 25% or more in principal amount of all of the relevant debt securities must make a written request that the trustee take action because of the default, and they or other holders must offer to the trustee indemnity reasonably satisfactory to the trustee against the cost and other liabilities of taking that action.

    - The trustee must not have taken action for 60 days after the above steps have been taken. During those 60 days, the holders of a majority in principal amount of the related series of debt securities must not have given the trustee directions that are inconsistent with the written request of the holders of not less than 25% in principal amount of all the relevant series of debt securities.

You are, however, entitled at any time to bring a lawsuit for the payment of money due on your debt securities on or after their due date.

WAIVER OF DEFAULT

    The holders of a majority in principal amount of the relevant series of debt securities may waive a default for all of the relevant series of debt securities. If this happens, the default will be treated as if it has not occurred. No one can waive a payment default on a particular debt security, however, without the approval of the holder of that debt security.

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
WE WILL GIVE THE TRUSTEE INFORMATION ABOUT DEFAULTS ANNUALLY

    We will furnish to the trustee every year a written statement of two of our officers certifying that to their knowledge we are in compliance with the indenture and the debt securities, or else specifying any default.

BOOK-ENTRY AND OTHER INDIRECT HOLDERS SHOULD CONSULT THEIR BANKS OR BROKERS FOR INFORMATION ON HOW TO GIVE NOTICE OR DIRECTION TO OR MAKE A REQUEST OF THE TRUSTEE AND HOW TO DECLARE OR CANCEL AN ACCELERATION.

MODIFICATION AND WAIVER OF COVENANTS

    There are three types of changes we can make to the indenture and the debt securities.

CHANGES REQUIRING EACH HOLDER'S APPROVAL

    First, there are changes that we or the trustee cannot make without the approval of each holder of debt security affected by the change. We cannot:

    - change the stated maturity for any principal or interest payment on a debt security;

    - reduce the principal amount, the amount payable on acceleration of the maturity after a default, the interest rate or the redemption price for a debt security;

    - in the case of the guaranteed debt securities, change any obligation to pay additional amounts, as explained above under "--Payment of Additional Amounts With Respect to the Guaranteed Debt Securities";

    - permit redemption of a debt security if not previously permitted;

    - impair any right a holder may have to require repayment of its debt security;

    - change the currency of any payment on a debt security other than as permitted by the debt security;

    - change the place of payment on a debt security, if it is in non-global form;

    - impair a holder's right to sue for payment of any amount due on its debt security;

    - in the case of the guaranteed debt securities, change any obligation to pay additional amounts, as explained above;

    - reduce the percentage in principal amount of the debt securities and any other affected series of debt securities, taken together, the approval of whose holders is needed to change the indenture or the debt securities;

    - reduce the percentage in principal amount of the debt securities and any other affected series of debt securities, taken separately or together, as the case may be, the consent of whose holders is needed to waive our compliance with the applicable indenture or to waive defaults; and

    - change the provisions of the applicable indenture dealing with modification and waiver in any other respect, except to increase any required percentage referred to above or to add to the provisions that cannot be changed or waived without approval.

CHANGES NOT REQUIRING APPROVAL

    The second type of change does not require any approval by holders of the debt securities. This type is limited to clarifications and changes that would not adversely affect the debt securities in any material respect. Nor do we need any approval to make any change that affects only debt securities to be issued under each indenture after the changes take effect.

    We may also make changes or obtain waivers that do not adversely affect a particular debt security, even if they affect other debt securities. In those cases, we do not need to obtain the approval of the holder of that debt security; we need only obtain any required approvals from the holders of the affected debt securities or other debt securities.

CHANGES REQUIRING MAJORITY APPROVAL

    Any other change to each indenture and the debt securities would require the following approval:

    - If the change affects only one series of debt securities, it must be approved by the holders of a majority in principal amount of the relevant series of debt securities.

    - If the change affects more than one series of debt securities issued under each indenture, it must be approved by the holders of a majority in principal amount of the series affected by the change, with all affected series voting together as one class for this purpose.

    In each case, the required approval must be given by written consent.

    The same majority approval would be required for us to obtain a waiver of any of our covenants in each indenture. Our covenants include the promises we make about merging and putting liens on our interests, which we describe above under "--Mergers and Similar Transactions" and "--Restrictive Covenants and Defeasance". If the holders agree to waive a covenant, we will not have to comply with it.

BOOK-ENTRY AND OTHER INDIRECT HOLDERS SHOULD CONSULT THEIR BANKS OR BROKERS FOR INFORMATION ON HOW APPROVAL MAY BE GRANTED OR DENIED IF WE SEEK TO CHANGE THE APPLICABLE INDENTURE OR THE DEBT SECURITIES OR REQUEST A WAIVER.

FORM, EXCHANGE AND TRANSFER

    If the debt securities cease to be issued in global form, they will be issued:

    - only in fully registered form;

    - without interest coupons; and

    - unless we indicate otherwise in your prospectus supplement, in denominations of $1,000 and amounts that are multiples of $1,000;

    Holders may exchange their debt securities that are not in global form for debt securities of smaller denominations or combined into fewer debt securities of larger denominations, as long as the total principal amount is not changed.

    Holders may exchange or transfer their debt securities at the office of the trustee. We have appointed the trustee to act as our agent for registering debt securities in the names of holders transferring debt securities. We may appoint another entity to perform these functions or perform them ourselves.

    Holders will not be required to pay a service charge to transfer or exchange their debt securities, but they may be required to pay for any tax or other governmental charge associated with the transfer or exchange. The transfer or exchange will be made only if our transfer agent is satisfied with the holder's proof of legal ownership.

    If we have designated additional transfer agents for your debt security, they will be named in your prospectus supplement. We may appoint additional transfer agents or cancel the appointment of any particular transfer agent. We may also approve a change in the office through which any transfer agent acts.

    If any debt securities are redeemable and we redeem less than all those debt securities, we may block the transfer or exchange of those debt securities during the period beginning 15 days before the day we mail the notice of redemption and ending on the day of that mailing, in order to freeze the list of holders to prepare the mailing. We may also refuse to register transfers or exchanges of any debt securities selected for redemption, except that we will continue to permit transfers and exchanges of the unredeemed portion of any debt security being partially redeemed.

    If a debt security is issued as a global security, only the depositary will be entitled to transfer and exchange the debt security as described in this subsection, since it will be the sole holder of the debt security.

PAYMENT MECHANICS

WHO RECEIVES PAYMENT

    If interest is due on a debt security on an interest payment date, we will pay the interest to

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
the person or entity in whose name the debt security is registered at the close of business on the regular record date (see below) relating to the interest payment date. If interest is due at maturity but on a day that is not an interest payment date, we will pay the interest to the person or entity entitled to receive the principal of the debt security. If principal or another amount besides interest is due on a debt security at maturity, we will pay the amount to the holder of the debt security against surrender of the debt security at a proper place of payment, or, in the case of a global security, in accordance with the applicable policies of the depositary.

HOW WE WILL MAKE PAYMENTS DUE IN U.S. DOLLARS

    We will follow the practice described in this subsection when paying amounts due in U.S. dollars. Payments of amounts due in other currencies will be made as described in the next subsection.

    PAYMENTS ON GLOBAL SECURITIES. We will make payments on a global security in accordance with the applicable policies of the depositary as in effect from time to time. Under those policies, we will pay directly to the depositary, or its nominee, and not to any indirect holders who own beneficial interests in the global security. An indirect holder's right to those payments will be governed by the rules and practices of the depositary and its participants, as described under "--What Is a Global Security?".

    PAYMENTS ON NON-GLOBAL SECURITIES. We will make payments on a debt security in non-global form as follows. We will pay interest that is due on an interest payment date by check mailed on the interest payment date to the holder at his or her address shown on the trustee's records as of the close of business on the record date. We will make all other payments by check at the paying agent described below, against surrender of the debt security. All payments by check will be made in next-day funds--I.E.,funds that become available on the day after the check is cashed.

    Alternatively, if a non-global security has a face amount of at least $1,000,000 and the holder asks us to do so, we will pay any amount that becomes due on the debt security by wire transfer of immediately available funds to an account at a bank in New York City, on the due date. To request wire payment, the holder must give the paying agent appropriate transfer instructions at least five business days before the requested wire payment is due. In the case of any interest payment due on an interest payment date, the instructions must be given by the person who is the holder on the relevant regular record date. In the case of any other payment, payment will be made only after the debt security is surrendered to the paying agent. Any wire instructions, once properly given, will remain in effect unless and until new instructions are given in the manner described above.

BOOK-ENTRY AND OTHER INDIRECT HOLDERS SHOULD CONSULT THEIR BANKS OR BROKERS FOR INFORMATION ON HOW THEY WILL RECEIVE PAYMENTS ON THEIR DEBT SECURITIES.

HOW WE WILL MAKE PAYMENTS DUE IN OTHER CURRENCIES

    We will follow the practice described in this subsection when paying amounts that are due in a specified currency other than U.S. dollars.

    PAYMENTS ON GLOBAL SECURITIES. We will make payments on a global security in accordance with the applicable policies of the depositary as in effect from time to time. We understand that these policies, as currently in effect at DTC, are as follows.

    Unless otherwise indicated in your prospectus supplement, if you are an indirect holder of global notes denominated in a specified currency other than U.S. dollars and if you elect to receive payments in that other currency, you must notify the participant through which your interest in the global security is held of your election:

    - on or before the applicable regular record date, in the case of a payment of interest, or

    - on or before the 16th day prior to stated maturity, or any redemption or repayment date, in the case of payment of principal or any premium.

You may elect to receive all or only a portion of any interest, principal or premium payment in a specified currency other than U.S. dollars.

    Your participant must, in turn, notify DTC of your election on or before the third DTC business day after that regular record date, in the case of a payment of interest, and on or before the 12th DTC business day prior to stated maturity, or on the redemption or repayment date if your debt security is redeemed or repaid earlier, in the case of a payment of principal or any premium.

    DTC, in turn, will notify the paying agent of your election in accordance with DTC's procedures.

    If complete instructions are received by the participant and forwarded by the participant to DTC, and by DTC to the paying agent, on or before the dates noted above, the paying agent, in accordance with DTC's instructions, will make the payments to you or your participant by wire transfer of immediately available funds to an account maintained by the payee with a bank located in the country issuing the specified currency or in another jurisdiction acceptable to us and the paying agent.

    If the foregoing steps are not properly completed, we expect DTC to inform the paying agent that payment is to be made in U.S. dollars. In that case, we or our agent will convert the payment to U.S. dollars in the manner described below under "--Conversion to U.S. Dollars". We expect that we or our agent will then make the payment in U.S. dollars to DTC, and that DTC in turn will pass it along to its participants.

INDIRECT HOLDERS OF A GLOBAL SECURITY DENOMINATED IN A CURRENCY OTHER THAN U.S. DOLLARS SHOULD CONSULT THEIR BANKS OR BROKERS FOR INFORMATION ON HOW TO REQUEST PAYMENT IN THE SPECIFIED CURRENCY.

    PAYMENTS ON NON-GLOBAL SECURITIES. Except as described in the last paragraph under this heading, we will make payments on debt securities in non-global form in the applicable specified currency. We will make these payments by wire transfer of immediately available funds to any account that is maintained in the applicable specified currency at a bank designated by the holder and acceptable to us and the trustee. To designate an account for wire payment, the holder must give the paying agent appropriate wire instructions at least five business days before the requested wire payment is due. In the case of any interest payment due on an interest payment date, the instructions must be given by the person or entity who is the holder on the regular record date. In the case of any other payment, the payment will be made only after the debt security is surrendered to the paying agent. Any instructions, once properly given, will remain in effect unless and until new instructions are properly given in the manner described above.

    If a holder fails to give instructions as described above, we will notify the holder at the address in the trustee's records and will make the payment within five business days after the holder provides appropriate instructions. Any late payment made in these circumstances will be treated under the indenture as if made on the due date, and no interest will accrue on the late payment from the due date to the date paid.

    Although a payment on a debt security in non-global form may be due in a specified currency other than U.S. dollars, we will make the payment in U.S. dollars if the holder asks us to do so. To request U.S. dollar payment, the holder must provide appropriate written notice to the trustee at least five business days before the next due date for which payment in U.S. dollars is requested. In the case of any interest payment due on an interest payment date, the request must be made by the person or entity who is the holder on the regular record date. Any request, once properly made, will remain in effect unless and until revoked by notice properly given in the manner described above.

BOOK-ENTRY AND OTHER INDIRECT HOLDERS OF A DEBT SECURITY WITH A SPECIFIED CURRENCY OTHER THAN U.S.

DOLLARS SHOULD CONTACT THEIR BANKS OR BROKERS FOR INFORMATION ABOUT HOW TO RECEIVE PAYMENTS IN THE SPECIFIED CURRENCY OR IN U.S. DOLLARS.

    CONVERSION TO U.S. DOLLARS. When we are asked by a holder to make payments in U.S. dollars of an amount due in another currency, either on a global security or a non-global security as described above, we will determine the U.S. dollar amount the holder receives as follows. The exchange rate agent described below will request currency bid quotations expressed in U.S. dollars from three or, if three are not available, then two, recognized foreign exchange dealers in New York City, any of which may be the exchange rate agent, as of 11:00 A.M., New York City time, on the second business day before the payment date. Currency bid quotations will be requested on an aggregate basis, for all holders of debt securities, if any, requesting U.S. dollar payments of amounts due on the same date in the same specified currency. The U.S. dollar amount the holder receives will be based on the highest acceptable currency bid quotation received by the exchange rate agent. If the exchange rate agent determines that at least two acceptable currency bid quotations are not available on that second business day, the payment will be made in the specified currency.

    To be acceptable, a quotation must be given as of 11:00 A.M., New York City time, on the second business day before the due date and the quoting dealer must commit to execute a contract at the quotation.

    A holder that requests payment in U.S. dollars will bear all associated currency exchange costs, which will be deducted from the payment.

    WHEN THE SPECIFIED CURRENCY IS NOT AVAILABLE. If we are obligated to make any payment in a specified currency other than U.S. dollars, and the specified currency is not available to us due to circumstances beyond our control--which may include the imposition of exchange controls or a disruption in the currency markets--we will be entitled to satisfy our obligation to make the payment in that specified currency by making the payment in U.S. dollars, on the basis of the most recently available exchange rate.

    For a specified currency other than U.S. dollars, the exchange rate will be the noon buying rate for cable transfers of the specified currency in New York City as quoted by the Federal Reserve Bank of New York on the then-most recent day to which that Bank has quoted that rate.

    The foregoing will apply to any debt security, whether in global or non-global form, and to any payment, including a payment at maturity. Any payment made under the circumstances and in a manner described above will not result in a default under any of the indenture.

    THE EURO. The euro may be a specified currency for some debt securities. On January 1, 1999, the euro became the legal currency for the 11 member states participating in the European Economic and Monetary Union. During a transition period from January 1, 1999 to December 31, 2001 and for a maximum of six months thereafter, the former national currencies of these 11 member states will continue to be legal tender in their country of issue, at rates irrevocably fixed on December 31, 1998.

    EXCHANGE RATE AGENT. If we issue a debt security in a specified currency other than U.S. dollars, we will appoint a financial institution to act as the exchange rate agent and will name the institution initially appointed when the debt security is originally issued in the applicable prospectus supplement. We may change the exchange rate agent from time to time after the original issue date of the debt security without your consent and without notifying you of the change.

    All determinations made by the exchange rate agent will be at its sole discretion unless we state in the applicable prospectus supplement that any determination is subject to our approval. In the absence of manifest error, those determinations will be conclusive for all purposes and binding on you and us, without any liability on the part of the exchange rate agent.

PAYMENT WHEN OFFICES ARE CLOSED

    If any payment is due on a debt security on a day that is not a business day, we will make the payment on the next day that is a business day. Payments postponed to the next business day in this situation will be treated under the indenture as if they were made on the original due date. A postponement of this kind will not result in a default under any debt security or the indenture, and no interest will accrue on the postponed amount from the original due date to the next day that is a business day.

PAYING AGENT

    We may appoint one or more financial institutions to act as our paying agents, at whose designated offices debt securities in non-global form may be surrendered for payment at their maturity. We call each of those offices a paying agent. We may add, replace or terminate paying agents from time to time. We may also choose to act as our own paying agent. Initially, we have appointed the trustee, at its corporate trust office in New York City, as the paying agent. We must notify you of changes in the paying agents.

UNCLAIMED PAYMENTS

    Regardless of who acts as paying agent, all money paid by us to a paying agent that remains unclaimed at the end of two years after the amount is due to a holder will be repaid to us. After that two-year period, the holder may look only to us for payment and not to the trustee, any other paying agent or anyone else.

NOTICES

    Notices to be given to holders of a global debt security will be given only to the depositary, in accordance with its applicable policies as in effect from time to time. Notices to be given to holders of debt securities not in global form will be sent by mail to the respective addresses of the holders as they appear in the trustee's records, and will be deemed given when mailed. Neither the failure to give any notice to a particular holder, nor any defect in a notice given to a particular holder, will affect the sufficiency of any notice given to another holder.

    BOOK-ENTRY AND OTHER INDIRECT HOLDERS SHOULD CONSULT THEIR BANKS OR BROKERS FOR INFORMATION ON HOW THEY WILL RECEIVE NOTICES.

OUR RELATIONSHIP WITH THE TRUSTEE

    The Chase Manhattan Bank is initially serving as the trustee for the debt securities and all other series of debt securities to be issued under the indenture. The Chase Manhattan Bank acts as the trustee of our investment plans and has provided commercial banking and other services for us and our related companies in the past and may do so in the future.

SERVICE OF PROCESS

    Corning Finance B.V. has appointed CT Corporation System acting through its office at 1633 Broadway, New York, New York as its authorized agent for service of process in any legal action or proceeding to which it is a party relating to the indenture, the guaranteed debt securities or the full and unconditional guarantee brought in any federal or state court in New York City and has submitted to the non-exclusive jurisdiction of those courts.

                            DESCRIPTION OF WARRANTS

    Corning Incorporated may issue warrants to purchase its debt securities, as well as warrants to purchase its preferred or common stock. Warrants may be issued independently or together with any securities and may be attached to or separate from those securities. The warrants will be issued under warrant agreements to be entered into between Corning Incorporated and a bank or trust company, as warrant agent, all as will be set forth in the related prospectus supplement.

DEBT WARRANTS

    The following briefly summarizes the material terms of the debt warrant agreement, other than pricing and related terms disclosed in the accompanying prospectus supplement. You should read the particular terms of any debt warrants that are offered by us and the applicable debt warrant agreement which will be described in more detail in a prospectus supplement. The prospectus supplement will also state whether any of the generalized provisions summarized below do not apply to the debt warrants being offered.

GENERAL

    Corning Incorporated may issue warrants for the purchase of its debt securities. As explained below, each debt warrant will entitle its holder to purchase debt securities at an exercise price set forth in, or to be determinable as set forth in, the related prospectus supplement. Debt warrants may be issued separately or together with debt securities.

    The debt warrants are to be issued under debt warrant agreements to be entered into between Corning Incorporated and one or more banks or trust companies, as debt warrant agent, all as will be set forth in the prospectus supplement relating to the debt warrants being offered by the prospectus supplement. A form of debt warrant agreement, including a form of debt warrant certificate representing the debt warrants, reflecting the alternative provisions that may be included in the debt warrant agreements to be entered into with respect to particular offerings of debt warrants, is included as an exhibit to the registration statement of which this prospectus forms a part. See "Where You Can Find More Information" below for information on how to obtain a copy of the form of debt warrant agreement.

TERMS OF THE DEBT WARRANTS TO BE DESCRIBED IN THE PROSPECTUS SUPPLEMENT

    The particular terms of each issue of debt warrants, the debt warrant agreement relating to the debt warrants and the debt warrant certificates representing debt warrants will be described in the applicable prospectus supplement. This description will include:

    - the initial offering price;

    - the currency or currency unit in which the price for the debt warrants is payable;

    - the title, aggregate principal amount and terms of the debt securities purchasable upon exercise of the debt warrants;

    - the title and terms of any related debt securities with which the debt warrants are issued and the number of the debt warrants issued with each debt security;

    - the date, if any, on and after which the debt warrants and the related debt securities will be separately transferable;

    - the principal amount of debt securities purchasable upon exercise of each debt warrant and the price at which that principal amount of debt securities may be purchased upon exercise of each debt warrant;

    - the date on which the right to exercise the debt warrants will commence and the date on which this right will expire;

    - if applicable, a discussion of United States federal income tax, accounting or other considerations applicable to the debt warrants;

    - whether the debt warrants represented by the debt warrant certificates will be issued in registered or bearer form, and, if registered, where they may be transferred and registered; and

    - any other terms of the debt warrants.

    Debt warrant certificates will be exchangeable for new debt warrant certificates of different denominations and, if in registered form, may be presented for registration of transfer and debt warrants may be exercised at the corporate trust office of the debt warrant agent or any other office indicated in the related prospectus supplement. Before the exercise of debt warrants, holders of debt warrants will not be entitled to payments of principal, premium, if any, or interest, if any, on the debt securities purchasable upon exercise of the debt warrants, or to enforce any of the covenants in the indenture.

EXERCISE OF DEBT WARRANTS

    Unless otherwise provided in the related prospectus supplement, each debt warrant will entitle the holder of debt warrants to purchase for cash the principal amount of debt securities at the exercise price that will in each case be set forth in, or be determinable as set forth in, the related prospectus supplement. Debt warrants may be exercised at any time up to the close of business on the expiration date specified in the prospectus supplement relating to the debt warrants. After the close of business on the expiration date or any later date to which the expiration date may be extended by us, unexercised debt warrants will become void.

    Debt warrants may be exercised as set forth in the prospectus supplement relating to the debt warrants. Upon receipt of payment and the debt warrant certificate properly completed and duly executed at the corporate trust office of the debt warrant agent or any other office indicated in the prospectus supplement, we will, as soon as practicable, forward the debt securities purchasable upon exercise of the debt warrants to the person entitled to them. If fewer than all of the debt warrants represented by the debt warrant certificate are exercised, a new debt warrant certificate will be issued for the remaining amount of debt warrants.

    If you hold your interest in a debt warrant indirectly, you should check with the institution through which you hold your interest in the debt warrant to determine how these provisions will apply to you.

MODIFICATIONS

    The debt warrant agreement may be amended by Corning Incorporated and the debt warrant agent, without the consent of the holder of any debt warrant certificate, for the purpose of curing any ambiguity, or of curing, correcting or supplementing any defective provision contained in the debt warrant agreement, or making any provisions in regard to matters or questions arising under the debt warrant agreement that Corning Incorporated may deem necessary or desirable; PROVIDED that the amendment may not adversely affect the interest of the holders of debt warrant certificates in any material respect. Corning Incorporated and the debt warrant agent also may modify or amend the debt warrant agreement and the terms of the debt warrants, with the consent of the owners of not less than a majority in number of the then outstanding unexercised debt warrants affected. However, modifications or amendments that result in any of the following changes may be made only with the consent of the owners affected by the modification or amendment:

    - An increase in the exercise price of the debt warrants;

    - A shortening of the period of time during which the debt warrants may be exercised;

    - Any material and adverse change that affects the exercise rights of the owners of the debt warrants; or

    - A reduction in the number of debt warrants whose owners must consent to the modification or amendment of the debt warrant agreement or the terms of the equity warrants.

MERGER, CONSOLIDATION, SALE OR OTHER DISPOSITIONS

    Under the debt warrant agreement, Corning Incorporated may, to the extent permitted in the indenture, consolidate with, or sell or convey all or substantially all of its assets to, or merge with or into, any other corporation. If at any time there is a merger, consolidation, sale, transfer, conveyance or other disposition of substantially all of the assets of Corning Incorporated, the successor or assuming corporation will succeed to and be substituted for Corning Incorporated, with the same effect as if it had been named in the debt warrant agreement and in the debt warrants as Corning Incorporated. Corning Incorporated will then be relieved of any further obligation under the debt warrant agreement or under the debt warrants.

ENFORCEABILITY OF RIGHTS, GOVERNING LAW

    The debt warrant agent will act solely as the agent of Corning Incorporated in connection with the issuance and exercise of debt warrants and will not assume any obligation or relationship of agency or trust for or with any holder of a debt warrant certificate or any owner of a beneficial interest in debt warrants. The holders of debt warrant certificates, without the consent of the debt warrant agent, the trustee, the holder of any debt securities issued upon exercise of debt warrants or the holder of any other debt warrant certificates, may, on their own behalf and for their own benefit, enforce, and may institute and maintain any suit, action or proceeding against Corning Incorporated suitable to enforce, or otherwise in respect of, their rights to exercise debt warrants evidenced by their debt warrant certificates. Except as may otherwise be provided in the related prospectus supplement, each issue of debt warrants and the applicable debt warrant agreement will be governed by the laws of the State of New York.

EQUITY WARRANTS

    The following briefly summarizes the material terms and provisions of the equity warrants, other than pricing and related terms disclosed in the accompanying prospectus supplement. You should read the particular terms of the equity warrants that are offered by Corning Incorporated, which will be described in more detail in a prospectus supplement. The prospectus supplement will also state whether any of the general provisions summarized below do not apply to the equity warrants being offered.

GENERAL

    Corning Incorporated may issue warrants for the purchase of its equity securities such as its preferred stock or common stock. As explained below, each equity warrant will entitle its holder to purchase equity securities at an exercise price set forth in, or to be determinable as set forth in, the related prospectus supplement. Equity warrants may be issued separately or together with equity securities.

    The equity warrants are to be issued under equity warrant agreements to be entered into between Corning Incorporated and one or more banks or trust companies, as equity warrant agent, all as will be set forth in the prospectus supplement relating to the equity warrants being offered by the prospectus supplement. A form of equity warrant agreement, including a form of equity warrant certificate representing the equity warrants, reflecting the alternative provisions that may be included in the equity warrant agreements to be entered into with respect to particular offerings of equity warrants, is included as an exhibit to the registration statement of which this prospectus forms a part. See "Where You Can Find More Information" below for information on how to obtain a copy of the form of equity warrant agreement.

TERMS OF THE EQUITY WARRANTS TO BE DESCRIBED IN THE PROSPECTUS SUPPLEMENT

    The particular terms of each issue of equity warrants, the equity warrant agreement relating to the equity warrants and the equity warrant certificates representing equity warrants will be described in the applicable prospectus supplement. This description will include:

    - the title of the equity warrants;

    - the securities for which the equity warrants are exercisable;

    - the price or prices at which the equity warrants will be issued;

    - if applicable, the designation and terms of the preferred stock or common stock with which the equity warrants are issued, and the number of equity warrants issued with each share of preferred stock or common stock;

    - if applicable, the date on and after which the equity warrants and the related preferred stock or common stock will be separately transferable;

    - if applicable, a discussion of any material federal income tax considerations; and

    - any other terms of the equity warrants, including terms, procedures and limitations relating to the exchange and exercise of the equity warrants.

    Holders of equity warrants will not be entitled, solely by virtue of being holders, to vote, to consent, to receive dividends, to receive notice as shareholders with respect to any meeting of shareholders for the election of our directors or any other matter, or to exercise any rights whatsoever as shareholders of Corning Incorporated.

    The exercise price payable and the number of shares of common stock or preferred stock purchasable upon the exercise of each equity warrant will be subject to adjustment if Corning Incorporated issues a stock dividend to holders of common stock or preferred stock, or if Corning Incorporated declares a stock split, reverse stock split, combination, subdivision or reclassification of common stock or preferred stock. Instead of adjusting the number of shares of common stock or preferred stock purchasable upon exercise of each equity warrant, Corning Incorporated may elect to adjust the number of equity warrants. No adjustments in the number of shares purchasable upon exercise of the equity warrants will be required until cumulative adjustments require an adjustment of at least 1% of those shares. Corning Incorporated may, at its option, reduce the exercise price at any time. Corning Incorporated will not issue fractional shares upon exercise of equity warrants, but Corning Incorporated will pay the cash value of any fractional shares otherwise issuable.

    Notwithstanding the previous paragraph, if there is a consolidation, merger, or sale or conveyance of substantially all of the property of Corning Incorporated, the holder of each outstanding equity warrant will have the right to the kind and amount of shares of stock and other securities and property, including cash, receivable by a holder of the number of shares of common stock or preferred stock into which that equity warrant was exercisable immediately prior to the consolidation, merger, sale or conveyance.

EXERCISE OF EQUITY WARRANTS

    Unless otherwise provided in the related prospectus supplement, each equity warrant will entitle the holder of equity warrants to purchase for cash the principal amount of equity securities at the exercise price that will in each case be set forth in, or be determinable as set forth in, the related prospectus supplement. Equity warrants may be exercised at any time up to the close of business on the expiration date specified in the prospectus supplement relating to the equity warrants. After the close of business on the expiration date or any later date to which the expiration date may be extended by Corning Incorporated, unexercised equity warrants will become void.

    Equity warrants may be exercised as set forth in the prospectus supplement relating to the equity warrants. Upon receipt of payment and the equity warrant certificate properly completed and duly executed at the corporate trust office of the equity warrant agent or any other office indicated in the prospectus supplement, Corning Incorporated will, as soon as practicable, forward the equity securities purchasable upon exercise of the equity warrants to the person entitled to them. If fewer than all of the equity warrants represented by the equity warrant certificate are exercised, a new equity warrant certificate will be issued for the remaining amount of equity warrants.

    If you hold your interest in an equity warrant indirectly, you should check with the institution through which you hold your interest in the equity warrant to determine how these provisions will apply to you.

MODIFICATIONS

    The equity warrant agreement may be amended by Corning Incorporated and the equity warrant agent, without the consent of the holder of any equity warrant certificate, for the purpose of curing any ambiguity, or of curing, correcting or supplementing any defective provision contained in the equity warrant agreement, or making any provisions in regard to matters or questions arising under the equity warrant agreement that Corning Incorporated may deem necessary or desirable; PROVIDED that the amendment may not adversely affect the interest of the holders of equity warrant certificates in any material respect. Corning Incorporated and the equity warrant agent also may modify or amend the equity warrant agreement and the terms of the equity warrants, with the consent of the owners of not less than a majority in number of the then outstanding unexercised equity warrants affected. However, modifications or amendments that result in any of the following changes may be made only with the consent of the owners affected by the modification or amendment:

    - An increase in the exercise price of the equity warrants;

    - A shortening of the period of time during which the equity warrants may be exercised;

    - Any material and adverse change that affects the exercise rights of the owners of the equity warrants; or

    - A reduction in the number of equity warrants whose owners must consent to the modification or amendment of the equity warrant agreement or the terms of the equity warrants.

MERGER, CONSOLIDATION, SALE OR OTHER DISPOSITIONS

    Under the equity warrant agreement, Corning Incorporated may, to the extent permitted in the indenture, consolidate with, or sell or convey all or substantially all of its assets to, or merge with or into, any other corporation. If at any time there is a merger, consolidation, sale, transfer, conveyance or other disposition of substantially all of the assets of Corning Incorporated, the successor or assuming corporation will succeed to and be substituted for Corning Incorporated, with the same effect as if it had been named in the equity warrant agreement and in the equity warrants as Corning Incorporated. Corning Incorporated will then be relieved of any further obligation under the equity warrant agreement or under the equity warrants.

ENFORCEABILITY OF RIGHTS, GOVERNING LAW

    The equity warrant agent will act solely as the agent of Corning Incorporated in connection with the issuance and exercise of equity warrants and will not assume any obligation or relationship of agency or trust for or with any holder of an equity warrant certificate or any owner of a beneficial interest in equity warrants. The holders of equity warrant certificates, without the consent of the equity warrant agent, the holder of any equity securities issued upon exercise of equity warrants or the holder of any other equity warrant certificates, may, on their own behalf and for their own benefit, enforce, and may institute and maintain any suit, action or proceeding against Corning Incorporated suitable to enforce, or otherwise in respect of, their rights to exercise equity warrants evidenced by their equity warrant certificates. Except as may otherwise be provided in the related prospectus supplement, each issue of equity warrants and the applicable equity warrant agreement will be governed by the laws of the State of New York.

                         DESCRIPTION OF PREFERRED STOCK

    The following briefly summarizes the material terms of the preferred stock of Corning Incorporated, other than pricing and related terms disclosed in the accompanying prospectus supplement. You should read the particular terms of any series of preferred stock offered by Corning Incorporated which will be described in more detail in any prospectus supplement relating to such series. The prospectus supplement will also state whether any of the terms summarized below do not apply to the series of preferred stock being offered.

GENERAL

    Corning Incorporated is authorized to issue up to 10,000,000 shares of preferred stock, par value $100 per share. Under the certificate of incorporation of Corning Incorporated, the board of directors is authorized to issue shares of preferred stock in one or more series, and to establish from time to time a series of preferred stock with the following terms specified:

    - the number of shares to be included in the series;

    - the designation, powers, preferences and rights of the shares of the series; and

    - the qualifications, limitations or restrictions of the series, except as otherwise stated in the certificate of incorporation.

    Prior to the issuance of any series of preferred stock, the board of directors will adopt resolutions creating and designating the series as a series of preferred stock and will file an amendment to the certificate of incorporation setting forth the terms of the series. Shareholders will not need to approve this amendment.

    At July 31, 2000, Corning Incorporated had authorized the issuance of:

    - 2,400,000 shares of Series A junior participating preferred stock, par value $100 per share, upon exercise of preferred share purchase rights associated with each share of common stock outstanding. See "Description of Common Stock--Rights Agreement"; and

    - 316,822 shares of Series B cumulative convertible preferred stock, par value $100 per share.

    In addition, as described under "Description of Depositary Shares", Corning Incorporated, at its option, instead of offering full shares of any series of preferred stock, may offer depositary shares evidenced by depositary receipts, each representing a fraction of a share of the particular series of preferred stock issued and deposited with a depositary. The fraction of a share of preferred stock which each depositary share represents will be set forth in the prospectus supplement relating to the depositary shares.

    The rights of holders of the preferred stock offered may be adversely affected by the rights of holders of any shares of preferred stock that may be issued in the future. The board of directors may cause shares of preferred stock to be issued in public or private transactions for any proper corporate purpose. Examples of proper corporate purposes include issuances to obtain additional financing in connection with acquisitions, and issuances to officers, directors and employees pursuant to benefit plans. Shares of preferred stock issued by Corning Incorporated may have the effect of rendering more difficult or discouraging an acquisition of Corning Incorporated deemed undesirable by the board of directors.

    The preferred stock will be, when issued, fully paid and nonassessable. Holders of preferred stock will not have any preemptive or subscription rights to acquire more stock of Corning Incorporated.

    The transfer agent, registrar, dividend disbursing agent and redemption agent for shares of each series of preferred stock will be named in the prospectus supplement relating to these series.

RANK

    Unless otherwise specified in the prospectus supplement relating to the shares of any series of preferred stock, shares of one series will rank on an equal basis with each other series of preferred stock and prior to the common stock as to dividends and distributions of assets.

DIVIDENDS

    Holders of each series of preferred stock will be entitled to receive cash dividends when, as and if declared by the board of directors out of funds legally available for dividends. The rates and dates of payment of dividends will be set forth in the prospectus supplement relating to each series of preferred stock. Dividends will be payable to holders of record of preferred stock as they appear on the books of Corning Incorporated on the record dates fixed by the board of directors. Dividends on any series of preferred stock may be cumulative or noncumulative.

    Corning Incorporated may not declare, pay or set apart for payment dividends on the preferred stock unless full dividends on any other series of preferred stock that ranks on an equal or senior basis have been paid or sufficient funds have been set apart for payment for either of the following:

    - all prior dividend periods of the other series of preferred stock that pay dividends on a cumulative basis; or

    - the immediately preceding dividend period of the other series of preferred stock that pay dividends on a noncumulative basis.

    Partial dividends declared on shares of preferred stock and any other series of preferred stock ranking on an equal basis as to dividends will be declared pro rata. A pro rata declaration means that the ratio of dividends declared per share to accrued dividends per share will be the same for both series of preferred stock.

    Similarly, Corning Incorporated may not declare, pay or set apart for payment non-stock dividends or make other payments on the common stock or any of its other stock ranking junior to the preferred stock until full dividends on the preferred stock have been paid or set apart for payments for:

    - all prior dividend periods if the other series of preferred stock pays dividends on a cumulative basis; or

    - the immediately preceding dividend period if the preferred stock pays dividends on a noncumulative basis.

CONVERSION AND EXCHANGE

    The prospectus supplement for any series of preferred stock will state the terms, if any, on which shares of that series are convertible into or exchangeable for shares of common stock of Corning Incorporated.

REDEMPTION

    If so specified in the applicable prospectus supplement, a series of preferred stock may be redeemable at any time, in whole or in part, at our option or the holder's, and may be mandatorily redeemed.

    Any restriction on the repurchase or redemption by Corning Incorporated of its preferred stock while there is any arrearage in the payment of dividends will be described in the relevant prospectus supplement.

    Any partial redemptions of preferred stock will be made in a way that the board of directors of Corning Incorporated decides is equitable.

    Unless Corning Incorporated defaults in the payment of the redemption price, dividends will cease to accrue after the redemption date on shares of preferred stock called for redemption and all rights of holders of these shares will terminate except for the right to receive the redemption price.

ANTI-TAKEOVER PROVISIONS

    See "Description of Common Stock--Fair Price Amendment" and "Description of Common Stock--Other Anti-takeover Provisions of the Certificate of Incorporation and By-Laws" for a discussion of provisions of the certificate of incorporation and by-laws of Corning Incorporated that would have an effect of delaying, deferring or preventing a change in control of Corning Incorporated.

LIQUIDATION PREFERENCE

    Upon any voluntary or involuntary liquidation, dissolution or winding up of Corning, holders of each series of preferred stock will be entitled to receive distributions upon liquidation in the amount described in the prospectus supplement relating to each

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series of preferred stock, plus an amount equal to any accrued and unpaid dividends. These distributions will be made before any distribution is made on any securities ranking junior relating to liquidation, including common stock.

    If the liquidation amounts payable relating to the preferred stock of any series and any other securities ranking on a parity regarding liquidation rights are not paid in full, the holders of the preferred stock of these series and the other securities will share in any distribution of available assets of Corning Incorporated on a ratable basis in proportion to the full liquidation preferences. Holders of these series of preferred stock will not be entitled to any other amounts from us after they have received their full liquidation preference.

VOTING RIGHTS

    The holders of shares of preferred stock will have no voting rights, except:

    - as otherwise stated in the prospectus supplement;

    - as otherwise stated in the certificate of designation establishing the series; or

    - as required by applicable law.

OUTSTANDING PREFERRED STOCK

    At July 31, 2000, there were 93,413 shares of Series B preferred stock outstanding.

SERIES B PREFERRED STOCK

    Cumulative cash dividends at the rate of 8% per annum are payable on shares of the Series B preferred stock that have been issued. Corning Incorporated has regularly paid dividends on the Series B preferred stock. No dividends may be paid or declared on the Series A preferred stock or the common stock unless all dividends for all prior dividend periods have been paid or declared on the Series B preferred stock.

    Holders of Series B preferred stock are entitled to vote, voting together with the common stock and not as a separate class, on all matters submitted to holders of the common stock, each share of Series B preferred stock having four votes, subject to adjustment.

    Holders of Series B preferred stock have no preemptive rights. In the event of a liquidation, dissolution or winding-up of Corning Incorporated, holders of Series B preferred stock would be entitled to receive a distribution in the amount of $100 per share, plus accrued and unpaid dividends, before any distribution on the common stock or Series A preferred stock.

    The Series B preferred stock is redeemable, in whole or in part, at the election of Corning Incorporated, at any time, at $100 per share.

    The Series B preferred stock is subject to redemption, at the option of the holder, at any time upon five business day's notice, at a redemption price equal to $100 plus accrued and unpaid dividends, if the proceeds are necessary:

    - to make a distribution pursuant to an investment election made under one of the investment plans of Corning Incorporated; or

    - to satisfy any indebtedness to which the investment plans of Corning Incorporated are subject, provided that this payment is necessary to remedy or prevent a default under the applicable indebtedness.

    Corning Incorporated, at its option, may make payment of the redemption price required upon redemption of shares of Series B preferred stock in cash or in shares of common stock, or in any combination of shares of common stock and cash.

    The Series B preferred stock is convertible at the option of the holder, at any time, into common stock at a conversion price of $20.89 per share of common stock, each share of Series B preferred stock being valued at $100 for the purpose of this conversion, producing a conversion ratio equal to 4.79 shares of common stock for each share of Series B preferred stock so converted, subject to adjustments to prevent dilution.

                        DESCRIPTION OF DEPOSITARY SHARES

    The following briefly summarizes the material provisions of the deposit agreement and of the depositary shares and depositary receipts, other than pricing and related terms disclosed in the accompanying prospectus supplement. You should read the particular terms of any depositary shares and any depositary receipts that are offered by us and any deposit agreement relating to a particular series of preferred stock which will be described in more detail in a prospectus supplement. The prospectus supplement will also state whether any of the generalized provisions summarized below do not apply to the depositary shares or depositary receipts being offered. A form of deposit agreement, including the form of depositary receipt, is included as an exhibit to the registration statement of which this prospectus forms a part. See "Where You Can Find More Information" below for information on how to obtain a copy of the form of deposit agreement.

GENERAL

    Corning Incorporated may, at its option, elect to offer fractional shares of preferred stock, rather than full shares of preferred stock. If it decides to do so, Corning Incorporated will issue receipts for depositary shares, each of which will represent a fraction of a share of a particular series of preferred stock.

    The shares of any series of preferred stock represented by depositary shares will be deposited under a deposit agreement between Corning Incorporated and a bank or trust company selected by Corning Incorporated having its principal office in the United States and having a combined capital and surplus of at least $50,000,000, as preferred stock depositary. Each owner of a depositary share will be entitled to all the rights and preferences of the underlying preferred stock, including dividend, voting, redemption, conversion and liquidation rights, in proportion to the applicable fraction of a share of preferred stock represented by the depositary share.

    The depositary shares will be evidenced by depositary receipts issued pursuant to the deposit agreement. Depositary receipts will be distributed to those persons purchasing the fractional shares of preferred stock in accordance with the terms of the applicable prospectus supplement.

DIVIDENDS AND OTHER DISTRIBUTIONS

    The preferred stock depositary will distribute all cash dividends or other cash distributions received in respect of the deposited preferred stock to the record holders of depositary shares relating to the underlying preferred stock in proportion to the number of the depositary shares owned by the holders.

    The preferred stock depositary will distribute any property received by it other than cash to the record holders of depositary shares entitled to these distributions. If the preferred stock depositary determines that it is not feasible to make a distribution, it may, with the approval of Corning Incorporated, sell the property and distribute the net proceeds from the sale to the holders of the depositary shares.

REDEMPTION OF PREFERRED STOCK

    If Corning Incorporated is to redeem a series of preferred stock represented by depositary shares, the depositary shares will be redeemed from the proceeds received by the preferred stock depositary resulting from the redemption, in whole or in part, of the applicable series of preferred stock. The depositary shares will be redeemed by the preferred stock depositary at a price per depositary share equal to the applicable fraction of the redemption price per share payable in respect of the shares of preferred stock so redeemed.

    Whenever Corning Incorporated redeems shares of preferred stock held by the preferred stock depositary, the preferred stock depositary will redeem as of the same date the number of depositary shares representing shares of preferred stock so redeemed. If fewer than all the depositary shares are to be redeemed, the

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
depositary shares to be redeemed will be selected by the preferred stock depositary by lot or ratably or by any other equitable method as the preferred stock depositary decides.

WITHDRAWAL OF PREFERRED STOCK

    Unless the related depositary shares have previously been called for redemption, any holder of depositary shares may receive the number of whole shares of the related series of preferred stock and any money or other property represented by those depositary receipts after surrendering the depositary receipts at the corporate trust office of the preferred stock depositary. Holders of depositary shares making these withdrawals will be entitled to receive whole shares of preferred stock on the basis set forth in the related prospectus supplement for that series of preferred stock.

    However, holders of whole shares of preferred stock will not be entitled to deposit that preferred stock under the deposit agreement or to receive depositary receipts for that preferred stock after withdrawal. If the depositary shares surrendered by the holder in connection with withdrawal exceed the number of depositary shares that represent the number of whole shares of preferred stock to be withdrawn, the preferred stock depositary will deliver to that holder at the same time a new depositary receipt evidencing the excess number of depositary shares.

VOTING DEPOSITED PREFERRED STOCK

    When the preferred stock depository receives notice of any meeting at which the holders of any series of deposited preferred stock are entitled to vote, the preferred stock depositary will mail the information contained in the notice to the record holders of the depositary shares relating to the applicable series of preferred stock. Each record holder of the depositary shares on the record date will be entitled to instruct the preferred stock depositary to vote the amount of the preferred stock represented by the holder's depositary shares. To the extent possible, the preferred stock depositary will vote the amount of the series of preferred stock represented by depositary shares in accordance with the instructions it receives.

    Corning Incorporated will agree to take all reasonable actions that the preferred stock depositary determines are necessary to enable the preferred stock depositary to vote as instructed. The preferred stock depositary will vote all shares of any series of preferred stock held by it proportionately with instructions received if it does not receive specific instructions from the holders of depositary shares representing that series of preferred stock.

AMENDMENT AND TERMINATION OF THE DEPOSIT AGREEMENT

    The form of depositary receipt evidencing the depositary shares and any provision of the deposit agreement may at any time be amended by agreement between Corning Incorporated and the preferred stock depositary. However, any amendment that imposes additional charges or materially and adversely alters any substantial existing right of the holders of depositary shares will not be effective unless the amendment has been approved by the holders of at least a majority of the affected depositary shares then outstanding. Holders who retain their depositary receipts after the amendment becomes effective will be deemed to agree to the amendment and will be bound by the amended deposit agreement. The deposit agreement automatically terminates if:

    - all outstanding depositary shares have been redeemed;

    - each share of preferred stock has been converted into or exchanged for common stock; or

    - a final distribution in respect of the preferred stock has been made to the holders of depositary shares in connection with any liquidation, dissolution or winding up of Corning Incorporated.

    Corning Incorporated may terminate the deposit agreement at any time and the preferred stock depositary will give notice of that termination to the record holders of all outstanding depositary receipts not less than 30 days prior to the termination date. In that event, the preferred stock depositary will deliver or make available for delivery to holders of depositary shares, upon surrender of the depositary shares, the number of whole or fractional shares of the related series of preferred stock as are represented by those depositary shares.

CHARGES OF PREFERRED STOCK DEPOSITARY; TAXES AND OTHER GOVERNMENTAL CHARGES

    No fees, charges and expenses of the preferred stock depositary or any agent of the preferred stock depositary or of any registrar will be payable by any person other than Corning Incorporated, except for any taxes and other governmental charges and except as provided in the deposit agreement. If the preferred stock depositary incurs fees, charges or expenses for which it is not otherwise liable at the election of a holder of a depositary receipt or other person, that holder or other person will be liable for those fees, charges and expenses.

RESIGNATION AND REMOVAL OF DEPOSITARY

    The preferred stock depositary may resign at any time by delivering to Corning Incorporated notice of its intent to do so, and Corning Incorporated may at any time remove the preferred stock depositary. Any resignation or removal will take effect upon the appointment of a successor preferred stock depositary and its acceptance of the appointment. A successor preferred stock depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

MISCELLANEOUS

    The preferred stock depositary will forward all reports and communications from Corning Incorporated which are delivered to the preferred stock depositary and which Corning Incorporated is required to furnish to the holders of the deposited preferred stock.

    Neither the preferred stock depositary nor Corning Incorporated will be liable if it is prevented or delayed by law or any circumstances beyond its control in performing its obligations under the deposit agreement. The obligations of Corning Incorporated and the preferred stock depositary under the deposit agreement will be limited to performance with honest intentions of their duties under the agreement and they will not be obligated to prosecute or defend any legal proceeding in respect of any depositary shares, depositary receipts or shares of preferred stock unless satisfactory indemnity is furnished. Corning Incorporated and the preferred stock depositary may rely upon written advice of counsel or accountants, or upon information provided by holders of depositary receipts or other persons believed to be competent and on documents believed to be genuine.

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
                          DESCRIPTION OF COMMON STOCK

    Corning Incorporated has authorized the issuance of 1,200,000,000 shares of common stock, par value $.50 per share. As of July 31, 2000, Corning Incorporated had 293,986,745 shares outstanding. Each holder of common stock is entitled to one vote per share for all matters to be voted on by shareholders of Corning Incorporated. Holders of common stock may not cumulate their votes in the election of directors, and are entitled to share equally in the dividends that may be declared by the board of directors, but only after payment of dividends required to be paid on outstanding shares of preferred stock. The current quarterly cash dividend of Corning Incorporated is $.18 per share of common stock. The continued declaration of dividends by the board of directors is subject to the current and prospective earnings, financial condition and capital requirements of Corning Incorporated and any other factors that the board of directors deems relevant.

    Upon voluntary or involuntary liquidation, dissolution or winding up of Corning Incorporated, the holders of the common stock share ratably in the assets remaining after payments to creditors and provision for the preference of any preferred stock. There are no preemptive or other subscription rights, conversion rights or redemption or scheduled installment payment provisions relating to shares of common stock. All of the outstanding shares of common stock are fully paid and nonassessable. The transfer agent and registrar for the common stock is Computershare Investor Services, LLC. The common stock is listed on The New York Stock Exchange, Inc.

RIGHTS AGREEMENT

    Attached to each share of common stock is one preferred share purchase right. Each right entitles the registered holder to purchase from Corning Incorporated one one-hundredth of a share of Series A preferred stock at a price of $125.00 per one one-hundredth of a share of Series A preferred stock, subject to adjustment. The rights expire on July 15, 2006, unless the final expiration date is extended or unless the rights are earlier redeemed by Corning Incorporated.

    The rights represented by the certificates for common stock are not exercisable, and are not transferable apart from the common stock, until the earlier of:

    - ten days after a person or group, called an "acquiring person", acquires beneficial ownership of 20% or more of the common stock of Corning Incorporated; or

    - ten business days, or a later date determined by the board of directors, after the commencement or first public announcement of a tender or exchange offer that would result in a person or group beneficially owning 20% or more of the outstanding common stock of Corning Incorporated.

    The earlier of these two dates is called the "distribution date". Separate certificates for the rights will be mailed to holders of record of the common stock as of the distribution date. The rights could then begin trading separately from the common stock.

    Generally, in the event that a person or group becomes an acquiring person, each right, other than the rights owned by the acquiring person, will entitle the holder to receive, upon exercise of the right, common stock having a value equal to two times the exercise price of the right. In the event that Corning Incorporated is acquired in a merger, consolidation, or other business combination transaction or more than 50% of its assets, cash flow or earning power is sold or transferred, each right, other than the rights owned by an acquiring person, will entitle the holder to receive, upon the exercise of the right, common stock of the surviving corporation having a value equal to two times the exercise price of the right.

    At any time after the acquisition by the acquiring person of beneficial ownership of 20% or more of the outstanding shares of the common stock of Corning Incorporated and before the acquisition by the acquiring person of 50% or more of the voting power of the outstanding shares of the common stock of

Corning Incorporated, the board of directors may exchange the rights, other than rights owned by the acquiring person, which would have become void, in whole or in part, at an exchange ratio of one share of our common stock per right, subject to adjustment.

    The rights are redeemable in whole, but not in part, at $.01 per right until any person or group becomes an acquiring person. The ability to exercise the rights terminates at the time that the board of directors elects to redeem the rights. Notice of redemption will be given by mail to the registered holders of the rights. At no time will the rights have any voting rights. The rights agent is Computershare Investor Services, LLC.

    The exercise price payable, and the number of shares of Series A preferred stock or other securities or property issuable, upon exercise of the rights are subject to adjustment from time to time to prevent dilution:

    - in the event of a stock dividend on, or a subdivision, combination or reclassification of, the shares of Series A preferred stock;

    - upon the grant to holders of the shares of Series A preferred stock of rights or warrants to subscribe for or purchase shares of Series A preferred stock at a price, or securities convertible into shares of Series A preferred stock with a conversion price, less than the then current market price of the shares of Series A preferred stock; or

    - upon the distribution to holders of the shares of Series A preferred stock of evidences of indebtedness or assets, excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in shares of Series A preferred stock, or of subscription rights or warrants, other than those referred to above.

    The number of outstanding rights and the number of one one-hundredths of a share of Series A preferred stock issuable upon exercise of each right are also subject to adjustment in the event of a stock split of, or stock dividend on, or subdivision, consolidation or combination of, the common stock prior to the distribution date. With some exceptions, no adjustment in the exercise price will be required until cumulative adjustments require an adjustment of at least 1% in the exercise price.

    Upon the exercise of the rights, no fractional shares of Series A preferred stock will be issued and instead an adjustment in cash will be made. However, fractional shares of Series A preferred stock may be issued where these fractions are integral multiples of one-hundredth of a share which may, at the election of Corning Incorporated, be evidenced by depositary receipts.

    The rights have certain anti-takeover effects. The rights may cause substantial dilution to a person or group that attempts to acquire us on terms not approved by the board of directors of Corning Incorporated, except in the case of an offer conditioned on a substantial number of rights being acquired. The rights should not interfere with any merger or other business combination approved by the board of directors since, subject to exceptions, the rights may be redeemed by us at $.01 per right at any time prior to the acquisition by a person or group of beneficial ownership of 20% or more of the common stock. The redemption of the rights may be made effective at any time, on any basis, and with any conditions that the board of directors in its sole discretion may establish.

    The shares of Series A preferred stock purchasable upon exercise of the right will rank junior to all other series of preferred stock of Corning Incorporated, including the Series B preferred stock, or any similar stock that specifically provides that it ranks prior to the shares of Series A preferred stock. The shares of Series A preferred stock will be nonredeemable. Each share of Series A preferred stock will be entitled to a minimum preferential quarterly dividend of $1.00 per share, but will be entitled to an aggregate dividend of 100 times the dividend declared per share of common stock. In the event of liquidation, the holders of the shares of Series A preferred stock will be entitled to a minimum preferential liquidation payment of $100 per share, but will be entitled to an aggregate payment of 100 times the payment made per share of common stock. Each share of Series A preferred stock will have 100 votes, voting together with the common stock. In the event of any merger, consolidation or other transaction in which common stock is exchanged, each share of Series A preferred stock will be entitled to receive 100 times the amount and type of consideration received per share of common stock. These rights are protected by customary antidilution provisions. Because of the nature of the Series A preferred stock's dividend, liquidation and voting rights, the value of the interest in a share of Series A preferred stock purchasable upon the exercise of each right should approximate the value of one share of common stock.

    The description of the rights contained in this section does not describe every aspect of the rights. The rights agreement dated as of June 5, 1996, between Corning Incorporated and the rights agent, contains the full legal text of the matters described in this section. A copy of the rights agreement has been incorporated by reference in the Registration Statement of which this prospectus forms a part. See "Where You Can Find More Information" below for information on how to obtain a copy.

FAIR PRICE AMENDMENT

    In 1985, shareholders of Corning Incorporated adopted a "fair price amendment" to the certificate of incorporation of Corning Incorporated that, in general, requires the approval by the holders of at least 80% of the voting power of the outstanding capital stock of Corning Incorporated entitled to vote generally in the election of directors as a condition for mergers and other forms of business combinations with any beneficial owner of more than 10% of this voting power unless:

    - the transaction is approved by at least a majority of the "continuing directors", as defined in the certificate of incorporation; or

    - minimum price, form of consideration and procedural requirements are met.

    Amendment or repeal of this provision or the adoption of any inconsistent provision requires the affirmative vote of at least 80% of the voting stock unless the proposed amendment or repeal or the adoption of the inconsistent provisions were approved by two-thirds of the entire board of directors and a majority of the continuing directors.

OTHER ANTI-TAKEOVER PROVISIONS OF THE CERTIFICATE OF INCORPORATION AND BY-LAWS

    In addition to the preferred share purchase rights and the fair price amendment, the certificate of incorporation and by-laws of Corning Incorporated contain other provisions that may discourage a third party from seeking to acquire Corning Incorporated or to commence a proxy contest or other takeover-related action. Corning Incorporated has classified its board of directors so that one-third of the board is elected each year to three-year terms of office. In addition, holders of common stock may remove a director from office at any time prior to the expiration of his or her term only with cause and by vote of a majority of holders of common stock outstanding. These provisions, together with provisions concerning the size of the board and requiring that premature vacancies on the board be filled only by a majority of the entire board, may not be amended, altered or repealed, nor may we adopt any inconsistent provisions without the affirmative vote of at least 80% of the voting stock of Corning Incorporated or the approval of two-thirds of the entire board of directors.

    The by-laws of Corning Incorporated contain procedural requirements with respect to the nomination of directors by shareholders that require, among other things, delivery of notice by nominating shareholders to its Secretary not later than 90 days nor more than 120 days prior to the date of the shareholders meeting at which the nomination is to be considered. The by-laws do not provide that a meeting of the board of directors may be called by shareholders.

    The certificate of incorporation of Corning Incorporated provides that no director will be liable to Corning Incorporated or its shareholders for a breach of duty as a director except as provided by the New York Business Corporation Law.

    The effect of these provisions may be to deter attempts either to obtain control of Corning Incorporated or to acquire a substantial amount of its stock, even if a proposed acquisition transaction were at a significant premium over the then-prevailing market value of the common stock, or to deter attempts to remove the board of directors and management of Corning Incorporated, even though some or a majority of the holders of common stock may believe these actions to be beneficial.

                              PLAN OF DISTRIBUTION

    We may sell securities to or through underwriters, and also may sell securities directly to other purchasers or through agents. Unless otherwise set forth in the prospectus supplement, the obligations of any underwriters to purchase the securities will be subject to conditions precedent and these underwriters will be obligated to purchase all the securities if any are purchased.

    The distribution of the securities may be effected from time to time in one or more transactions at a fixed price or prices which may be changed, at market prices prevailing at the time of sale, at prices related to these prevailing market prices or at negotiated prices. The applicable prospectus supplement will describe the method of distribution of the securities.

    In connection with the sale of securities, underwriters may receive compensation from us or from purchasers of securities for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters, dealers and agents that participate in the distribution of securities may be deemed to be underwriters, and any discounts or commissions received by them and any profit on the resale of securities by them may be deemed to be underwriting discounts and commissions, under the Securities Act of 1933. Any underwriter, dealer or agent that will participate in the distribution of the securities will be identified, and any compensation it will receive will be described, in the prospectus supplement.

    Under agreements which may be entered into by us, underwriters, dealers and agents who participate in the distribution of securities may be entitled to indemnification by us against some liabilities, including liabilities under the Act, or to contribution with respect to payments which the underwriters, dealers or agents may be required to make relating to these liabilities. Any agreement in which we agree to indemnify underwriters, dealers and agents against civil liabilities will be described in the relevant prospectus supplement.

    If so indicated in the prospectus supplement, we will authorize dealers or other persons acting as our agent to solicit offers by some institutions to purchase securities from us pursuant to contracts providing for payment and delivery on a future date. Institutions with which these contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others.

                             VALIDITY OF SECURITIES

    The validity of the securities is being passed on for us by William D. Eggers, Esq., Senior Vice President and General Counsel of Corning Incorporated, and for any underwriters, dealers or agents by Sullivan & Cromwell, 125 Broad Street, New York, New York. Mr. Eggers owns substantially less than 1% of the outstanding shares of Corning Incorporated common stock.

                                    EXPERTS

    The consolidated financial statements of Corning Incorporated incorporated in this prospectus by reference to Corning Incorporated's 1999 Annual Report on Form 10-K for the year ended December 31, 1999, as amended, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in auditing and accounting.

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
                      WHERE YOU CAN FIND MORE INFORMATION

    As required by the Securities Act of 1933, we filed a registration statement (No. 333-44328) relating to the securities offered by this prospectus with the Securities and Exchange Commission. This prospectus is a part of that registration statement, which includes additional information.

    Corning Incorporated files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy this information at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. You can also request copies of the documents, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. These SEC filings are also available to the public from the SEC's web site at http://www.sec.gov.

    The SEC allows us to "incorporate by reference" the information we file with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus. Information that we file later with the SEC will automatically update information in this prospectus. In all cases, you should rely on the later information over different information included in this prospectus or the prospectus supplement.

    This prospectus includes by reference the documents listed below that Corning Incorporated has previously filed with the SEC and that are not included in or delivered with the documents. They contain important information about our company and its financial condition.

    - Annual Report on Form 10-K for the year ended December 31, 1999;

    - Amendment No. 1 to Annual Report on Form 10-K/A for the year ended December 31, 1999, dated March 8, 2000;

    - Amendment No. 2 to Annual Report on Form 10-K/A for the year ended December 31, 1999, dated April 7, 2000;

    - Quarterly reports on Form 10-Q for the quarters ended March 31, 2000 and June 30, 2000;

    - Current Report on Form 8-K, dated January 11, 2000;

    - Current Report on Form 8-K, dated January 24, 2000;

    - Current Report on Form 8-K, dated January 26, 2000;

    - Current Report on Form 8-K, dated February 15, 2000;

    - Current Report on Form 8-K, dated February 17, 2000;

    - Current Report on Form 8-K, dated February 22, 2000;

    - Current Report on Form 8-K, dated March 29, 2000;

    - Current Report on Form 8-K/A, dated April 17, 2000;

    - Current Report on Form 8-K, dated April 20, 2000;

    - Current Report on Form 8-K, dated April 25, 2000;

    - Current Report on Form 8-K, dated May 3, 2000;

    - Current Report on Form 8-K, dated July 17, 2000; and

    - Registration Statement on Form 8-A containing a description of our preferred share rights plan filed on July 11, 1996.

    We incorporate by reference additional documents that we may file with the SEC after the date of this prospectus and before the completion of this offering. The documents include periodic reports, like Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

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
    You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

        Corning Incorporated
        One Riverfront Plaza
        Corning, New York 14831
        Attention: Secretary
        (607) 974-9000

    Information in this prospectus may add to, update or change information in a previously filed document incorporated by reference in this prospectus. In that case, you should rely on the information in this prospectus. Information in a document filed after the date of this prospectus may add to, update or change information in this prospectus or in a previously filed document incorporated by reference in this prospectus. In that case, you should rely on the information in the later filed document.

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    No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

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                               TABLE OF CONTENTS

                             Prospectus Supplement

                                         Page
                                       --------
Forward-Looking Statements...........     S-2
Prospectus Supplement Summary........     S-3
Risk Factors.........................     S-7
Use of Proceeds......................    S-11
Price Range of Common Stock..........    S-12
Dividend Policy......................    S-12
Capitalization.......................    S-13
Selected Consolidated Financial
  Data...............................    S-14
United States Tax Consequences to
  Non-U.S. Holders of Common Stock...    S-18
Underwriting.........................    S-21
Validity of Securities...............    S-22
Experts..............................    S-23
Where You Can Find More
  Information........................    S-24

                  Prospectus
Corning Incorporated.................       2
Corning Finance B.V..................       2
Use of Proceeds......................       3
Securities We May Issue..............       3
Ratios of Earnings to Fixed Charges
  and Ratios Earnings to Combined
  Fixed Charges Including Preferred
  Stock Dividends....................       4
Selected Consolidated Financial
  Data...............................       5
Description of Debt Securities and
  Guarantees.........................       9
Description of Warrants..............      26
Description of Preferred Stock.......      31
Description of Depositary Shares.....      34
Description of Common Stock..........      37
Plan of Distribution.................      40
Validity of Securities...............      40
Experts..............................      40
Where You Can Find More
  Information........................      41

                               30,000,000 Shares

                              CORNING INCORPORATED

                                  Common Stock

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                                     [LOGO]

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                              GOLDMAN, SACHS & CO.

                         BANC OF AMERICA SECURITIES LLC

                               J.P. MORGAN & CO.

                              SALOMON SMITH BARNEY

                                 WIT SOUNDVIEW

                                   CHASE H&Q

                      Representatives of the Underwriters

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